Form 20-F
period 2012-07-31
BGS Acquisition Corp.
filed 2012-12-14
CIK 1532700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended July 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35457

BGS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Not Applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(State or other jurisdiction of incorporation or organization)

Olazbal 1150
 Cuidad Autonoma de Buenos Aires
 Argentina 1428
 +005411-4-786-8600
(Address of principal executive offices)

Cesar Baez
152 West 57th Street, 34th Floor
New York, New York 10019
(212) 823-0281
baez@bgsc.us
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one Warrant Ordinary Share, no par value per share	The NASDAQ Capital Market LLC The NASDAQ Capital Market LLC
Warrants to purchase Ordinary Shares	The NASDAQ Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 5,333,333 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐  No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☒  No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐  No  ☐

BGS ACQUISITION CORP.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

●	references to “we,” “us,” “our,” “company” or “our company” are to BGS Acquisition Corp.;

●	references to “Securities Act” are to the United States Securities Act of 1933, as amended and references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

●	references to a ‘FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

●
references to “initial business combination” or “business combination” are to our initial acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of, all or substantially all of the assets of, or engaging in any other similar business combination with, one or more businesses;

●	references to “founder shares” refer to the ordinary shares held by Julio Gutierrez, our initial shareholder prior to our initial public offering;

●	references in this prospectus to “initial shareholder” refer to Julio Gutierrez;

●	references to our “initial investors” refers to the following individuals: Julio Gutierrez, Claudia Gomez, Cesar Baez, Mariana Gutierrez Garcia and John Grabski;

●	references to “Companies Act” means the BVI Business Companies Act, 2004 of the British Virgin Islands;

●
references to “investor warrants” are to the warrants to purchase an aggregate of 3,000,000 ordinary shares, each exercisable for one ordinary share at $10.00 per share, at a price of $0.75 per warrant ($2,250,000 in the aggregate) in a private placement that occurred prior to the consummation of our initial public offering;

●
references to “underwriter warrants” are to the warrants to purchase an aggregate of 266,667 ordinary shares, each exercisable for one ordinary share at $10.00 per share, at a price of $0.75 per warrant (approximately $200,000 in the aggregate) in a private placement that occurred simultaneously with the consummation of our initial public offering;

●
references to “private placement” are to the private placement of the investor warrants and the underwriter warrants for an aggregate of 3,266,667 warrants that occurred simultaneously with the consummation of our initial public offering for an aggregate purchase price of $2,450,000;

●	references to “public shares” are to ordinary shares sold as part of the units in the initial public offering (whether they were purchased in the offering or thereafter in the open market);

●
references to “public shareholders” are to holders of public shares, including our initial shareholder and management team to the extent our initial shareholder and/or members of our management team purchase public shares, provided that our initial shareholder and each member of management shall be considered a “public shareholder” only with respect to any public shares held by them;

●	references to a “prospectus” are to the Company’s initial public offering prospectus dated March 20, 2012 filed with the Securities and Exchange Commission;

●	references to a “target business” are to one or more operating businesses or assets which we may target for an initial business combination; and

●	references in this prospectus to the “memorandum and articles of association” refer to our memorandum and articles of association, as amended; and

●	references to “MERCOSUR” refers to Argentina, Brazil, Paraguay and Uruguay

●	All dollar amounts in are in U.S. dollars unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties.  The statements contained in this annual report that are not purely historical or relate to facts or conditions present as of the date of this report are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

	● our status as a development stage company;
	● the reduction of the proceeds held in the trust account due to third party claims;
	● our pool of prospective target businesses; ● our selection of a prospective target business or asset;
	● our issuance of our capital shares or incurrence of debt to complete a business combination;
	● the ability of our officers and directors to generate a number of potential investment opportunities

●  our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

	● potential current or future affiliations of our officers and directors with competing businesses;
	● our potential ability to obtain additional financing to complete our initial business combination;
	● the ability of our directors and affiliates to control or influence the outcome of matters requiringshareholder approval due to its substantial interest in us;

●  failure to maintain the listing or the delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business combination;

	● our public securities’ potential liquidity and trading; ● the adverse effect the outstanding warrants may have on the market price of our ordinary shares;
	● the adverse effect on the market price of our ordinary shares due to the existence of registration rights with respect to the securities owned by our directors and affiliates;
	● the lack of a market for our securities;
	● our being deemed an investment company;
	● our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;
	● our dependence on a single company after our business combination;
	● licensing, permitting and other regulatory risks;

●  the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;
●  foreign currency fluctuations and overall political risk in foreign jurisdictions;

	● our operating and capital expenditures;
	● our competitive position; and
	● expected results of operations and/or financial position.

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Future developments affecting us may not be those that we have anticipated. These forward-looking statements, which speak only as of the date of this report, involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” set forth in our final prospectus, dated March 20, 2012, Registration No. 333-178780, as filed with the SEC.  Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected financial data is derived from our audited financial statements as of and for the fiscal year ended July 31, 2012. The summary financial information for that period and as of that date should be read in conjunction with those financial statements and the accompanying notes included elsewhere in this Annual Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

Summary of statement of operation data:

For the Period from August 9, 2011 (date of incorporation) to July 31, 2012:
Revenue	$-
Loss from operations	$(181,169)
Net loss attributable to ordinary shareholders	$(181,169)
Net loss per ordinary share attributable to
ordinary shareholders, basic and diluted	$(0.12)

Summary of statement of cash flow data:

For the Period from August 9, 2011 (date of incorporation) to July 31, 2012:
Cash Flows from Operating Activities
Net cash used in operating activities	$(188,769)
Cash Flows from Investing Activities
Cash held in Trust Account	$(40,600,000)
Cash Flows from Financing Activities
Net cash provided by financing activities	$40,815,400

Summary of balance sheet data:

July 31, 2012
Cash	$26,631
Working capital	$34,231
Total assets	$40,690,122
Total shareholders’ equity	$5,000,010

(1) Working capital is calculated as current assets minus current liabilities.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We are a newly formed blank check company in the development stage with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a recently formed blank check company with no operating results, and we will not commence operations until consummating our initial business combination. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning our initial business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.

Our public shareholders may not be afforded an opportunity to vote on our proposed business combination, unless such vote is required by law or the NASDAQ Capital Market, which means we may consummate our initial business combination even though a majority of our public shareholders do not support such a combination.

We may not hold a shareholder vote before we consummate our initial business combination unless the business combination would require shareholder approval under British Virgin Islands law or the rules of the NASDAQ Capital Market or if we decide to hold a shareholder vote for business reasons. The NASDAQ Capital Market rules requires a shareholder vote in certain circumstances as discussed in more detail under “Business Overview — Effecting our initial business combination — NASDAQ Capital Market requirements for shareholder vote.” However, as long as we are an FPI, we will not be required to seek shareholder approval in those circumstances to the extent the laws of the British Virgin Islands do not require such a vote. Accordingly, we may consummate our initial business combination even if holders of a majority of our public shares do not approve of the business combination we consummate.

Your only opportunity to affect the investment decision regarding a potential business combination may be limited to the exercise of your right to redeem your ordinary shares from us for cash, unless we seek shareholder approval of the business combination.

Since our board of directors may consummate a business combination without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business combination, unless we seek such shareholder vote. Accordingly, your only opportunity to affect the investment decision regarding a potential business combination may be limited to exercising your redemption rights within the period of time set forth in our tender offer documents mailed to our public shareholders in which we describe our business combination. In addition, your election to exercise your redemption rights could still be rejected if, as a condition of the consummation of the business combination, we are required to retain a certain minimum amount in the trust account by the target company.  In no event will we redeem our ordinary shares in an amount that would cause our net tangible assets to be less than $5,000,001.  In addition, the redemption threshold may be further limited by the terms and conditions of a proposed business combination.

 The ability of our public shareholders to redeem their shares for cash may make our financial condition unattractive to potential business combination targets, which may make it difficult for us to enter into a business combination with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many public shareholders exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the business combination. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Our memorandum and articles of association requires us to provide all of our public shareholders with an opportunity to redeem all of their shares in connection with the consummation of any initial business combination, although our initial shareholder has agreed to waive his redemption rights with respect to his founder shares and public shares in connection with the consummation of an initial business combination and our initial shareholder, directors and officers have agreed to waive their redemption rights with respect to any public shares in connection with the consummation of our initial business combination. Consequently, if accepting all properly submitted redemption requests would cause our net tangible assets to be less than $5,000,001 or such greater amount necessary to satisfy a closing condition as described above, we would not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.

If we are unable to consummate our initial business combination, our public shareholders may be forced to wait before redemption from our trust account.

If we are unable to consummate our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business), we will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs. Any redemption of public shareholders from the trust account shall be effected automatically by function of our memorandum and articles of association and will occur prior to any voluntary winding up. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete our initial business combination.

Our purchase of ordinary shares in the open market may support the market price of the ordinary shares and/or warrants during the buyback period and, accordingly, the termination of the support provided by such purchases may materially adversely affect the market price of the ordinary shares and/or warrants.

Unlike many blank check companies, if we are no longer an FPI and we seek shareholder approval of our initial business combination, prior to the consummation of our initial business combination, our memorandum and articles of association and the investment management trust agreement entered into between us and Continental Stock Transfer & Trust Company permits the release to us from the trust account amounts necessary to purchase up to 15% of the shares sold in our initial public offering (600,000 shares) at any time commencing after the filing of a preliminary proxy statement for our initial business combination and ending on the record date for the vote to be held to approve our initial business combination. Purchases will be made only in open market transactions at times when we are not in possession of material non-public information and will not be made during a restricted period under Regulation M under the Exchange Act. Consequently, if the market does not view our initial business combination positively, these purchases may have the effect of counteracting the market’s view of our initial business combination, which would otherwise be reflected in a decline in the market price of our securities. The termination of the support provided by these purchases may materially adversely affect the market price of our securities.

We may not be able to consummate a business combination within the required timeframe, in which case we will be forced to liquidate.

Our initial shareholder, officers and directors have agreed that we must complete our initial business combination not later than June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business). We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business by June 26, 2013), we will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described herein. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.15 per share.

The funds in the trust account may not be protected from third party claims against us. Although we seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the required time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.15 per share held in the trust account, due to claims of such creditors. Julio Gutierrez, our Chairman has agreed that he will be liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below $10.15 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. However, in the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims.  We have not asked Mr. Gutierrez to reserve for such indemnification obligations and he may not be able to satisfy those obligations. We currently believe that Mr. Gutierrez is of substantial means and capable of funding a shortfall in our trust account, even though we have not asked him to reserve for such an eventuality. We have not independently verified whether Mr. Gutierrez has sufficient funds to satisfy the potential indemnity obligation and, therefore, he may not be able to satisfy the obligation. We believe the likelihood of Mr. Gutierrez having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Our disinterested directors may decide not to enforce the indemnification obligations of Mr. Gutierrez, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below $10.15 per share and Mr. Gutierrez asserts that he is unable to satisfy his obligations or that he has no indemnification obligations related to a particular claim, our disinterested directors (which consists of all our directors except Mr. Gutierrez) would determine on our behalf whether to take legal action against Mr. Gutierrez to enforce his indemnification obligations. While we currently expect that in exercising their fiduciary duties to us and (to the extent applicable under British Virgin Islands law) to our shareholders, our disinterested directors would take legal action on our behalf against Mr. Gutierrez to enforce his indemnification obligations to us, it is possible that our disinterested directors in exercising their business judgment may choose not to do so in any particular instance. If our directors choose not to enforce these indemnification obligations on our behalf, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.15 per share.

If we are no longer an FPI and seek shareholder approval of our initial business combination, we, our initial shareholder, directors, officers, advisers and their affiliates may elect to purchase shares from shareholders, in which case we or they may influence a vote in favor of a proposed business combination that you do not support.

If we are no longer an FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares following consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules. Our initial shareholder, directors, officers, advisers or their affiliates may also purchase shares in privately negotiated transactions (in addition to the open market purchases described herein) either prior to or following the consummation of our initial business combination. Neither we nor our directors, officers, advisers or their affiliates will make any such purchases when we or they are in possession of any material non-public information not disclosed to the seller. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that we or our initial shareholder, directors, officers, advisers or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Although neither we nor they currently anticipate paying any premium purchase price (over trust value) for such public shares, in the event we or they do, the payment of a premium may not be in the best interest of those shareholders not receiving any such premium. In addition, the payment of a premium by us after the consummation of our initial business combination may not be in the best interest of the remaining shareholders who do not redeem their shares. Such shareholders will experience a reduction in book value per share compared to the value received by shareholders that have their shares purchased by us at a premium. Nevertheless, because any payment of a premium by us will be made only from proceeds released to us from the trust account following completion of a business combination, no such payments will reduce the per share amounts available in the trust account for redemption in connection with the business combination. In addition, in the event we seek shareholder approval of our business combination, our memorandum and articles of association and the investment management trust agreement entered into between us and Continental Stock Transfer & Trust Company permits the release to us from the trust account amounts necessary to purchase up to 15% of the public shares (600,000 shares). Due to the relatively sporadic public trading of securities of similarly structured blank check companies, it is unlikely that we would be able to make such purchases under Rule 10b-18 under the Exchange Act and still accomplish the intended goals of such purchases as described below. Therefore, we do not intend to comply with Rule 10b-18 and may make purchases outside of the requirements of Rule 10b-18 as we see fit. This could result in our liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act.

The purpose of such purchases would be to: (1) increase the likelihood of obtaining shareholder approval of the business combination or (2) where the purchases are made by our initial shareholder, directors, officers, advisers or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of an initial business combination that may not otherwise have been possible and/or which the majority of our shareholders would not have approved.

If we purchase shares using trust fund proceeds prior to the consummation of our initial business combination outside the safe harbor provisions of Rule 10b-18 under the Exchange Act, we could be subject to liability under the Exchange Act. This could cause the proceeds held in the trust account to be reduced and the per-share redemption price received by shareholders to be less than approximately $10.15 per share.

As described above, we are permitted to withdraw trust fund proceeds prior to the consummation of our initial business combination to purchase shares. We will not make such purchases under Rule 10b-18 under the Exchange Act, which provides for a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. As such, a shareholder could bring an action against us claiming our purchases have resulted in market manipulation, because our share price and trading volume may be higher than without our purchases. If a shareholder brought such an action and a court found that we violated Section 9(a)(2) and Rule 10b-5 of the Exchange Act, we would be subject to monetary damages to the shareholder. In addition, we may be subject to an enforcement action by the SEC. Accordingly, this could cause the proceeds held in the trust account to be reduced and the per-share redemption price received by shareholders to be less than approximately $10.15.

Although we may purchase shares using trust fund proceeds, such purchases will not be made pursuant to a set purchase plan under Rule 10b5-1 of the Exchange Act and accordingly, we are not required to provide shareholders with any formal advance notice as to when we will make purchases, or if making purchases, when such purchases will cease.

As indicated above, we may purchase shares using trust fund proceeds. However, unlike certain other similarly structured blank check companies, such purchases will not be made pursuant to a set purchase plan under Rule 10b5-1 of the Exchange Act that requires the company to maintain a limit order for shares to be purchased at a specific minimum price for a specific period of time. In such a situation, shareholders have the benefit of knowing exactly when purchases will commence and cease. Because our purchases will not be made pursuant to such a set purchase program, public shareholders will not have the benefit of any formal advance notice as to our decision to make purchases or, if we have decided to make such purchases, notice as to when we decide to cease making such purchases (provided that any purchases must cease no later than the date we announce our initial business combination or, if we elect to seek shareholder approval of our initial business combination, on the record date for the vote to approve our initial business combination).

Our purchases of ordinary shares in privately negotiated transactions would reduce the funds available to us after the business combination.

If we are no longer an FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may privately negotiate transactions to purchase shares effective immediately following the consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules with proceeds released to us from the trust account immediately following consummation of our initial business combination. In addition, in the event we seek shareholder approval of our business combination, our memorandum and articles of association and the investment management trust agreement entered into between us and Continental Stock Transfer & Trust Company permits the release to us from the trust account amounts necessary to purchase to 15% of the public shares (600,000 shares). As a consequence of such purchases, the funds in our trust account that are so used will not be available to us after the business combination.

Purchases of ordinary shares in open market or in privately negotiated transactions by us or our initial shareholder, directors, officers, advisers or their affiliates may make it difficult for us to continue to list our ordinary shares on the NASDAQ Capital Market or another national securities exchange.

If we or our initial shareholder, directors, officers, advisers or their affiliates purchase ordinary shares in the open market or in privately negotiated transactions, the public “float” of our ordinary shares and the number of beneficial holders of our securities would both be reduced, possibly making it more difficult to maintain or obtain the listing or trading of our securities on a national securities exchange. Although we do not expect to make any purchases that would cause us to become non-compliant with NASDAQ Capital Market’s continued listing rules, if the number of our public holders falls below 300, we will be non-compliant with the NASDAQ Capital Market’s continued listing rules.

Our purchases of ordinary shares in privately negotiated transactions may have negative economic effects on our remaining public shareholders.

If we are no longer an FPI and seek shareholder approval of our business combination and purchase shares in privately negotiated transactions from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account, our remaining public shareholders will bear the economic burden of the taxes payable (as well as, in the case of purchases which occur prior to the consummation of our initial business combination, up to $50,000 of the net interest that may be released to us from the trust account to fund our dissolution expenses in the event we do not complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business). In addition, our remaining public shareholders following the consummation of our initial business combination will bear the economic burden of the deferred corporate finance fee as well as the amount of any premium we may pay to the per-share pro rata portion of the trust account using funds released to us from the trust account following the consummation of the business combination. This is because the shareholders from whom we purchase shares in open market or in privately negotiated transactions may receive a per share purchase price payable from the trust account that is not reduced by a pro rata share of the taxes payable on the interest earned by the trust account, up to $50,000 of dissolution expenses or the deferred corporate finance fee and, in the case of purchases at a premium, have received such premium.

If we are no longer an FPI and we seek shareholder approval of our business combination and we do not conduct redemptions pursuant to the tender offer rules, and if you or a “group” of shareholders are deemed to hold in excess of 19.9% of our ordinary shares, you will lose the ability to redeem all such shares in excess of 19.9% of our ordinary shares.

If we are no longer an FPI and seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the shares sold in our offering. Your inability to redeem more than an aggregate of 19.9% of the shares sold in our offering will reduce your influence over our ability to consummate our initial business combination. As a result, you will continue to hold that number of shares exceeding 19.9% and, in order to dispose of such shares, you would be required to sell your shares in open market transaction, potentially at a loss, which may be material.

 You will not be entitled to protections normally afforded to investors of many other blank check companies.

Since the net proceeds of our offering are intended to be used to complete our initial business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, as we have net tangible assets in excess of $5,000,000 and have filed a Form 6-K, including an audited balance sheet demonstrating this fact, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units were immediately tradable. Moreover, offerings subject to Rule 419 would prohibit the release of any interest earned on funds held in the trust account to us and, if we seek shareholder approval of our initial business combination, the release of funds to us to purchase our public shares pursuant to our memorandum and articles of association, unless and until the funds in the trust account were released to us in connection with our consummation of our initial business combination.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

Our public shareholders shall be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or our liquidation or if they redeem their shares pursuant to a tender offer in connection with an initial business combination that we consummate. In no other circumstances will a shareholder have any right or interest of any kind to the funds in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or warrants, potentially at a loss.

If the net proceeds of our initial public offering not being held in the trust account, together with the interest in the trust account (net of taxes payable) which may be released to us for working capital purposes and loans from our Chairman are insufficient to allow us to operate at least until June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business), we may be unable to complete our initial business combination.

The $26,631 of funds available to us outside of the trust account as of July 31, 2012, along with $15,348 due from an affiliate for advances made to such affiliate to pay our expenses, plus the interest earned on the funds held in the trust account that may be available to us, will not be sufficient to allow us to operate until June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business), assuming that our initial business combination is not consummated during that time.  However, our Chairman, Julio Gutierrez, has agreed to provide funds to us to cover all our expenses not otherwise covered by the amounts set aside relating to investigating and selecting a target business, negotiating an acquisition agreement and consummating such acquisition and other working capital requirements, with loans up to a maximum of $500,000 (or a higher amount at his discretion). The loans will be due and payable upon the completion of our initial business combination and will be on terms that waive any and all rights to the funds in the trust account. Mr. Gutierrez may also choose to convert the loans into securities of any post business combination entity on terms to be decided then. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so.  If we are unable to fund such down payments or “no shop” provisions, our ability to close a contemplated transaction could be impaired. Furthermore, if we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

The current low interest rate environment could limit the amount available to fund our search for a target business or businesses and complete our initial business combination since we will depend on interest earned on the trust account to fund our search, to pay our taxes and to complete our initial business combination.

Of the net proceeds of our initial public offering, only $26,631 (plus $15,348 due from an affiliate for advances made to such affiliate to pay Company expenses) was available to us outside the trust account as of July 31, 2012 to fund our working capital requirements. Based on the current low interest rate environment, we believe the proceeds placed in the trust account will produce a nominal amount in interest until June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business).  Therefore, we will need to borrow funds from Julio Gutierrez, our Chairman and initial shareholder, to operate or we may be forced to liquidate. Mr. Gutierrez has agreed to provide funds to us to cover all our expenses not otherwise covered by the amounts set aside relating to investigating and selecting a target business, negotiating an acquisition agreement and consummating such acquisition and other working capital requirements, with loans up to a maximum of $500,000 (or a higher amount at his discretion). The loans will be due and payable upon the completion of our initial business combination.

Subsequent to the consummation of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our shares price, which could cause you to lose some or all of your investment.

Even if we conduct extensive due diligence on a target business with which we combine, this diligence may not surface all material issues that may be present inside a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business and outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

The classification and measurement of warrants with embedded derivative features will require liability treatment if an initial business combination occurs which may be material.
After our initial business combination we will treat the outstanding warrants as a liability due to the cash settlement provisions provided in the warrant agreement. ASC 815-40-55-2 indicates that an event that causes a change of control of an issuer is not within the issuer’s control and, therefore, a contract that requires net-cash settlement upon a change in control must be classified as an asset or liability. We cannot accurately estimate what the cash settlement will be, but the expense and cash payment may be material.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We are not subject to the supervision of the Financial Services Commission of the British Virgin Islands and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and the company is not required to observe any restrictions in respect of its conduct save as disclosed in this prospectus or its memorandum and articles of association.

If we are deemed to be insolvent, distributions, or part of them, may be delayed while the insolvency liquidator determines the extent of potential creditor claims. In these circumstances, prior payments made by us may be deemed “voidable transactions.”

If we do not complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business by June 26, 2013), this will trigger an automatic redemption of public shareholders from the trust account pursuant to our memorandum and articles of association.

However, if at any time we are deemed insolvent for the purposes of the British Virgin Islands Insolvency Act, 2003 (the “Insolvency Act”) (i.e. (i) we fail to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favor of any of our creditors is returned wholly or partly unsatisfied; or (iii) either the value of our liabilities exceeds our assets, or we are unable to pay our debts as they fall due), we are required to immediately enter insolvent liquidation. In these circumstances, a liquidator will be appointed who will give notice to our creditors inviting them to submit their claims for payment, by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper, and taking any other steps he considers appropriate, after which our assets would be distributed. Following the process of insolvent liquidation, the liquidator will complete its final report and accounts and will then notify the Registrar of Corporate Affairs in the British Virgin Islands. The liquidator may determine that he requires additional time to evaluate creditors’ claims (particularly if there is uncertainty over the validity or extent of the claims of any creditors). Also, a creditor or shareholder may file a petition with the British Virgin Islands court which, if successful, may result in our liquidation being subject to the supervision of that court. Such events might delay distribution of some or all of our assets to our public shareholders. In such liquidation proceedings, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the amounts otherwise payable to them.

If we are deemed insolvent, then there are also limited circumstances where prior payments made to our shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands Court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

If deemed to be insolvent, distributions made to public shareholders, or part of them, from our trust account may be subject to claw back in certain circumstances.

If we do not complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business), and instead distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption, it will be necessary for our directors to pass a board resolution approving the redemption of those ordinary shares and the payment of the proceeds to public shareholders. Such board resolutions are required to confirm that we satisfy the solvency test prescribed by the Companies Act, (namely that our assets exceed our liabilities; and that we are able to pay our debts as they fall due). If, after the redemption proceeds are paid to public shareholders, it transpires that our financial position at the time was such that it did not satisfy the solvency test, the Companies Act provides a mechanism by which those proceeds could be recovered from public shareholders. However, the Companies Act also provides for circumstances where such proceeds could not be subject to claw back, namely where (a) the public shareholders received the proceeds in good faith and without knowledge of our failure to satisfy the solvency test; (b) a public shareholder altered its position in reliance of the validity of the payment of the proceeds; or (c) it would be unfair to require repayment of the proceeds in full or at all.

An investor may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service were to disagree with the U.S. federal income tax consequences described herein.

As described in the section of this report captioned “Taxation — United States Federal Income Taxation — General,” we have not sought a ruling from the IRS as to any U.S. federal income tax consequences described herein. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject an investor or us to adverse U.S. federal income tax consequences that would be different than those described herein. Accordingly, each prospective investor is urged to consult a tax adviser with respect to the specific tax consequences of the acquisition, ownership and disposition of our ordinary shares, warrants and units, including the applicability and effect of state, local or non-U.S. tax laws, as well as U.S. federal tax laws.

There is a risk the IRS will disagree with an allocation of the unit purchase price between the ordinary shares and the warrants underlying such units.

There is no authority that addresses the U.S. federal income tax treatment of the units.  Therefore, the allocation of the purchase price between the ordinary share and the warrant to acquire one ordinary share that makes up each unit is uncertain. However, in the case of investment units consisting of one debt instrument and one warrant or other equity security, the tax law requires the holder of such investment unit to allocate its purchase price based on the relevant fair market value of each component of such investment unit. By analogy to the tax law applicable to debt instrument investment units, each unit should be treated for U.S. federal income tax purposes as consisting of one ordinary share and one warrant to acquire one ordinary share. Based on this analogy, for U.S. federal income tax purposes, each holder of a unit must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on the relative fair market value of each at the time of purchase. The price allocated to each ordinary share and the warrant will be the holder’s tax basis in such share or warrant, as the case may be.

The foregoing treatment of our ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the taxation discussion contained herein. Accordingly, each holder is advised to consult its own tax adviser regarding an allocation of the purchase price between the ordinary share and the warrant that comprise a unit.

Our ability to successfully effect our initial business combination and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our initial business combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business.

Our ability to successfully effect our initial business combination is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our initial business combination, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our initial business combination, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

The officers and directors of an acquisition candidate may resign upon consummation of our initial business combination. The loss of an acquisition target’s key personnel could negatively impact the operations and profitability of our post-combination business.

The role of an acquisition candidate’s key personnel upon the consummation of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of an acquisition candidate’s management team will remain associated with the acquisition candidate following our initial business combination, it is possible that some members of the management team of an acquisition candidate will not wish to remain in place.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete our initial business combination, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this annual report to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete our initial business combination. We and our officers and directors have agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account. As such, although no issuance of debt will affect the per share amount available for redemption from the trust account, the incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

●
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	our inability to pay dividends on our ordinary shares;

●
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Our memorandum and articles of association provide that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account. As such, no incurrence of debt will affect the per share amount available for redemption from the trust account.

We may attempt to simultaneously consummate business combinations with multiple prospective targets, which may hinder our ability to consummate our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other business combinations, which may make it more difficult for us, and delay our ability, to complete our initial business combination. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to consummate our initial business combination with a private company about which little information is available, which may result in our initial business combination with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in our initial business combination with a company that is not as profitable as we suspected, if at all.

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to one or more potential business combinations and general market and economic conditions. An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of the securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from the NASDAQ Capital Market for any reason, and are quoted on the Over the Counter Bulletin Board, a FINRA-sponsored and operated inter-dealer automated quotation system for equity securities not included in a securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on NASDAQ or another national exchange. You may be unable to sell your securities unless a market can be sustained.

Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.

The United States federal proxy rules require that a proxy statement with respect to a vote on a business combination meeting certain financial significance tests include historical and/or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements must be prepared in accordance with, or be reconciled to, accounting principles generally accepted in the United States of America, or GAAP, and the historical financial statements must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and consummate our initial business combination within our time frame.

We may lose our status as an FPI if we acquire a business in the United States, which will make us subject to additional regulatory disclosures which may require substantial financial and management resources.

If we acquire a business in the United States and we determine thereafter that we are no longer an FPI, we will become subject to the following requirements, among others:

●	The filing of our quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	Preparing our financial statements in accordance with GAAP rather than the ability to use any of GAAP, the International Accounting Standards Board (IASB IFRS) or local GAAP;

●	Being subject to the U.S. proxy rules;

●
Being subject to Regulation FD which requires issuers to make public disclosures of any “material non-public information” that has been selectively disclosed to securities industry professionals (for example, analysts) or shareholders;

●
Being subject to the Sarbanes-Oxley Act. Although the Sarbanes-Oxley Act generally does not distinguish between domestic U.S. issuers and FPIs, the SEC has adopted a number of significant exemptions for the benefit of FPIs in the application of its rules adopted under the Sarbanes-Oxley Act. These exemptions cover areas such as: (1) audit committee independence; and (2) black-out trading restrictions (Regulation BTR); and

●	Being subject to a more detailed executive compensation disclosure.

We may be forced expend significant management and financial resources to meet our disclosure obligations to the extent we are required to comply with the foregoing requirements.

If we are deemed to be an investment company under the United States Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete a business combination.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to consummate our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive no more than $10.15 per share on our redemption, and our warrants will expire worthless.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the ordinary shares underlying the warrants at the time that our warrant holders exercise their warrants, a registration statement may not be effective, in which case our warrant holders may not be able to exercise their warrants and therefore the warrants could expire worthless.

Holders of our warrants will be able to exercise the warrants only if we have an effective registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares and such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. We may not be able to maintain an effective registration statement covering the ordinary shares issuable upon exercise of the warrants. Factors such as an unexpected inability to remain current in our SEC reporting obligations or other material developments concerning our business could present difficulties in maintaining an effective registration statement and a current prospectus. Holders of warrants will not be entitled to a cash settlement for their warrants if we fail to have an effective registration statement or a current prospectus available relating to the ordinary shares issuable upon exercise of the warrants. If we fail to have an effective registration statement or a current prospectus available relating to the ordinary shares issuable upon exercise of the warrants, our warrant holders may not be able to exercise their warrants and the warrants could expire worthless.

We are not required to obtain an opinion from an independent investment banking firm, and consequently, an independent source may not confirm that the price we are paying for the business is fair to our shareholders from a financial point of view.

Unless we consummate our initial business combination with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value and/or total enterprise value according to reasonably accepted valuation standards and methodologies. Such standards and methodologies used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable, related to our initial business combination.

We may issue additional ordinary or preferred shares to complete our initial business combination or under an employee incentive plan after consummation of our initial business combination, which would dilute the interest of our shareholders and likely present other risks.

Our memorandum and articles of association authorize the issuance of an unlimited amount of both ordinary shares of no par value and preferred shares of no par value. We may issue a substantial number of additional ordinary or preferred shares to complete our initial business combination or under an employee incentive plan after consummation of our initial business combination. The issuance of additional ordinary or preferred shares:

●	may significantly dilute the existing equity interest of investors;
●	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

●
could cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our units, ordinary shares and/or warrants.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We anticipate that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we are unable to complete our initial business combination, our public shareholders may receive no more than $10.15 per share on our redemption, and our warrants will expire worthless.

We are dependent upon our officers and directors and their loss could adversely affect our ability to operate.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have consummated our initial business combination. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Additionally, certain of our officers and directors engage in consulting and advisory activities. All of the above could cause our officers and directors to not spend the requisite time pursuing our potential targets for our initial business combination. Furthermore, we do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers, or their spending less time than anticipated on our activities, could have a detrimental effect on us and our ability to consummate our initial business combination.

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until we consummate our business combination, we intend to engage in the business of identifying and combining with one or more businesses. Alan Menkes, one of our directors, is currently involved with a similar blank-check company, Empeiria Acquisition Corp., which is quoted on the OTCBB, and has a fiduciary duty to present suitable business combination targets to such entity prior to presenting such opportunities to us.  However, Empeiria has identified a target business and entered into an Agreement and Plan of Merger with respect to a potential business combination (although such business combination has not yet been consummated).  Accordingly, until such business combination is terminated or abandoned, if ever, we believe Mr. Menkes will be able to present a particular business opportunity to us first.  Our other officers and directors may in the future become affiliated with other entities that are engaged in a similar business.

Our officers may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, and as a result, a potential target business may be presented to another entity prior to its presentation to us.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether a particular business combination is the most advantageous.

Our key personnel may be able to remain with the company after the consummation of our initial business combination only if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business combination. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, we believe the ability of such individuals to remain with us after the consummation of our initial business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. There is no certainty, however, that any of our key personnel will remain with us after the consummation of our initial business combination. Our key personnel may not remain in senior management or advisory positions with us. The determination as to whether any of our key personnel will remain with us will be made at the time of our initial business combination.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our initial business combination with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target’s management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively impacted.

We may engage in our initial business combination with one or more target businesses that have relationships with entities that may be affiliated with our executive officers, directors or existing holders which may raise potential conflicts of interest.

In light of the involvement of our initial shareholder, officers and directors with other entities, we may decide to acquire one or more businesses affiliated with our initial shareholder, officers or directors. Our directors also serve as officers and board members for other entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for our initial business combination as set forth in “Business Overview — Effecting our initial business combination — Selection of a target business and structuring of our initial business combination” and such transaction was approved by a majority of our disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm regarding the fairness to our shareholders from a financial point of view of a business combination with one or more domestic or international businesses affiliated with our executive officers, directors or existing holders, potential conflicts of interest still may exist and, as a result, the terms of the business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Since our initial shareholder will lose his entire investment in us if our initial business combination is not consummated and our officers and directors have significant financial interests in us, a conflict of interest may arise in determining whether a particular acquisition target is appropriate for our initial business combination.

On October 5, 2011, our initial shareholder purchased 1,725,000 founder shares for a purchase price of $25,000, or approximately $0.014 per share. On March 14, 2012, our directors approved a 1.125-for-1 reverse split of our outstanding ordinary shares, reducing the number of outstanding ordinary shares from 1,725,000 to 1,533,333. These shares include 200,000 ordinary shares that were subject to forfeiture if the underwriters did not exercise their over-allotment option.  All 200,000 shares were forfeited when the over-allotment option period expired on May 4, 2012. The founder shares will be worthless if we do not consummate an initial business combination. In addition, in connection with the consummation of our initial public offering, our initial investors purchased an aggregate of 3,000,000 investor warrants in a private placement, each exercisable for one ordinary share at $10.00 per share, for a purchase price of $2,250,000, or $0.75 per warrant, that will also be worthless if we do not consummate our initial business combination.  Since our officers and directors are direct shareholders and are affiliated with our initial investors, the personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following our initial business combination.

The requirement that we complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business prior to September 26, 2013) may give potential target businesses leverage over us in negotiating a business combination and may decrease our ability to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to consummate our initial business combination on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning our initial business combination will be aware that we must consummate our initial business combination not later than June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business). Consequently, such target businesses may obtain leverage over us in negotiating our initial business combination, knowing that if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

 Because we have not selected a particular business or geographic focus or any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.

We may pursue acquisition opportunities in any geographic region, but may rely upon our management team’s background in the United States and Latin America. Also, while we may pursue an acquisition opportunity in any business industry or sector, we intend to focus on industries or sectors that complement our management team’s background, such as the fields of food, industrial technology, media and communications, agribusiness and hospitality sectors in MERCOSUR and its associated member countries and businesses focused on serving the Hispanic markets in the United States. Our only restriction under our articles and memorandum of association is that we will not be permitted to effectuate our initial business combination with another blank check company or similar company with nominal operations.  To the extent we consummate our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our units may not ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an acquisition target.

We may seek investment opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

There is no limitation on the geography, industry or business sector we may consider when contemplating our initial business combination. We may therefore be presented with a business combination candidate in an industry unfamiliar to our management team, but determine that such candidate offers an attractive investment opportunity for our company. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we consummate our initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce our initial business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, if we are no longer an FPI and shareholder approval of the transaction is required by law, the NASDAQ Capital Market or we decide to obtain shareholder approval for business reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we are unable to complete our initial business combination, our public shareholders may receive no more than $10.15 per share on our redemption, and our warrants will expire worthless.

Our officers, directors, securityholders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, we may enter into our initial business combination with a target business that is affiliated with one or more of our initial shareholder, or our directors or officers, although we do not intend to do so. Further, we do not have a policy that expressly prohibits any of our initial shareholder, officers, directors or their respective affiliates from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours which could lead us to pursuing a less desirable target and/or ultimately being unable to consummate our initial business combination.

We may only be able to complete one business combination with the proceeds of our initial public offering, which will cause us to be solely dependent on a single business which may have a limited number of products or services. This lack of diversification may negatively impact our operations and profitability.

The net proceeds from our initial public offering and private placement have provided us with $40,600,000 that we may use to complete our initial business combination.  We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. By consummating our initial business combination with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be:

●	solely dependent upon the performance of a single business, property or asset, or
●	dependent upon the development or market acceptance of a single or limited number of products, processes or services.

This lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

The ability of a large number of our shareholders to exercise redemption rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

In connection with the successful consummation of our business combination, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001. If our business combination requires us to use substantially all of our cash to pay the purchase price, the redemption threshold may be further limited. Alternatively, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. If the acquisition involves the issuance of our shares as consideration, we may be required to issue a higher percentage of our shares to the target or its shareholders to make up for the failure to satisfy a minimum cash requirement. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business combination available to us.

Unlike many blank check companies, we do not have a specified maximum redemption threshold. The absence of such a redemption threshold will make it easier for us to consummate our initial business combination with which a substantial majority of our shareholders do not agree.

Since we have no specified percentage threshold for redemption contained in our memorandum and articles of association, our structure is different in this respect from the structure that has been used by many blank check companies. Many blank check companies would not be able to consummate an initial business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing conversion exceeded the maximum conversion threshold pursuant to which such company could proceed with our initial business combination. As a result, we may be able to consummate our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have redeemed their shares or, if we are no longer an FPI and we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, shareholders that would otherwise vote against the transaction may be able to enter into privately negotiated agreements to sell their shares to us or our initial shareholder, officers, directors, advisers or their affiliates. However, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

The requirement that we maintain a minimum net worth or retain a certain amount of cash could increase the probability that our business combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

If, pursuant to the terms of our proposed business combination, we are required to maintain a minimum net worth or retain a certain amount of cash in trust in order to consummate the business combination and regardless of whether we proceed with redemptions under the tender or proxy rules, the probability that our business combination would be unsuccessful is increased. If our business combination is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount in our trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your shares in the open market.

The exercise price for the public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the warrants are more likely to expire worthless.

The exercise price of the warrants is higher than is typical in many similar blank check companies. Historically, the exercise price of a warrant was generally less than the purchase price of the units in the initial public offering. The exercise price for our public warrants is $10.00 per share. As a result, the warrants are less likely to ever be in the money and more likely to expire worthless.

In order to effectuate their initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments. We may seek to amend our memorandum and articles of association or governing instruments in a manner that will make it easier for us to consummate our initial business combination that our shareholders may not support.

In order to effectuate their initial business combination, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments. For example, blank check companies have amended the definition of business combination, increased redemption thresholds and changed industry focus. We may seek to amend our charter or governing instruments in order to effectuate our initial business combination.

The provisions of our memorandum and articles of association that relate to us entering into a business combination may be amended by a lower amendment threshold than those employed by many blank check companies. It may be easier for us, therefore, to amend our memorandum and articles of association to facilitate the consummation of an initial business combination that our shareholders may not support.

Many blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business combination activity, without approval by a certain percentage of the company’s shareholders. Typically, amendment of these provisions requires approval by between 90% and 100% of the company’s public shareholders. Our memorandum and articles of association provides that any of its provisions, including those related to pre-business combination activity, may be amended, prior to our business combination, if approved by the affirmative vote of holders holding at least 65% (or 50% if approved in connection with our initial business combination) of our outstanding shares that have voted on such amendment and are entitled to vote. In addition, our memorandum and articles of association, excluding the provisions relating to shareholder’s rights or pre-business combination activity, may be amended with the approval of the directors. Our initial shareholder, who beneficially owns 25% of our outstanding ordinary shares (assuming no purchase of units or ordinary shares in the open market), will participate in any vote to amend our memorandum and articles of association and will have the discretion to vote in any manner he chooses. As a result, we may be able to amend the provisions of our memorandum and articles of association which govern our pre-business combination behavior more easily that many blank check companies, and this may increase our ability to consummate an initial business combination with which our shareholders may not agree.

Our initial shareholder controls a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

Our initial shareholder, Julio Gutierrez, owns 25.0% of our issued and outstanding ordinary shares (assuming no purchase of any units or ordinary shares in the open market). Accordingly, he may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our memorandum and articles of association. If we, our initial shareholder or members of our management team purchases any units or any additional ordinary shares in the aftermarket or in privately negotiated transactions, this would increase their control. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our ordinary shares.

In addition, our board of directors, whose members were elected by our initial shareholder, is and will be divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. It is unlikely there will be an annual meeting of shareholders to elect new directors prior to the consummation of our initial business combination, in which case all of the current directors will continue in office until at least the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial shareholder, because of his ownership position, will have considerable influence regarding the outcome. Accordingly, our initial shareholder will continue to exert control at least until the consummation of our initial business combination.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination. If we are unable to complete our initial business combination, our public shareholders will receive no more than $10.15 per share, and may receive less than such amount, on our redemption, and our warrants will expire worthless.

Although we believe that the net proceeds of our offering, including the interest earned on the proceeds held in the trust account that may be available to us for our initial business combination, and the loan of up to $500,000 from Julio Gutierrez, our Chairman, will be sufficient to allow us to consummate our initial business combination, because we have not yet identified any prospective target business we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of our offering prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to repurchase for cash a significant number of shares from shareholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing or to abandon the proposed business combination. Financing may not be available on acceptable terms, if at all. The current economic environment has made it especially difficult for companies to obtain acquisition financing. To the extent that additional financing proves to be unavailable when needed to consummate our initial business combination, we would be compelled to either restructure the transaction or abandon that particular initial business combination and seek an alternative target business candidate. If we are unable to complete our initial business combination our warrants will expire worthless and our public shareholders may receive no more than $10.15 per share on our redemption, although they are not guaranteed to receive that amount. Due to potential claims of creditors, the actual value of the per-share redemption price may be less than $10.15 per share. For example, if a third party brought an action against us and a court found that we were liable, we would be subject to monetary damages to such person, which could cause the proceeds held in the trust account to be reduced and the per-share redemption price received by our public shareholders to be less than approximately $10.15.

In addition, even if we do not need additional financing to consummate our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants.

Our warrants are issued in registered form under a warrant agreement between Continental Transfer & Stock Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 65% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of ordinary shares purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the ordinary shares equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus in respect thereof is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (1) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (2) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (3) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the investor warrants or underwriter warrants will be redeemable by us so long as they are held by our initial investors, the underwriters (and/or their designees) or their permitted transferees.

Our warrants may have an adverse effect on the market price of our ordinary shares and make it more difficult to effectuate our initial business combination.

We issued warrants to purchase 4,000,000 ordinary shares as part of the units sold in our initial public offering and, simultaneously with the closing of our initial public offering, we issued in the private placement an aggregate of 3,266,667 warrants, each exercisable to purchase one ordinary share at $10.00 per share. In addition, if our officers and directors make any working capital loans, they may convert those loans into investor warrants at $0.75 per warrant. To the extent we issue ordinary shares to effectuate our initial business combination, the potential for the issuance of a substantial number of additional ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to a target business. Such warrants, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the ordinary shares issued to complete the business combination. Therefore, our warrants may make it more difficult to effectuate our initial business combination or increase the cost of acquiring the target business.

The investor warrants and the underwriter warrants are identical to the warrants sold as part of the units in our initial public offering except that, so long as they are held by our initial investors, the underwriters (and/or their designees) or their permitted transferees, (1) they will not be redeemable by us and (2) they (including the ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the initial investors or the underwriters (and/or their designees) until 30 days after the completion of our initial business combination. Additionally, for so long as the underwriter warrants are held by the underwriters (and/or their designees), they may not be exercised after the five year anniversary of the effective date of the registration statement relating to our initial public offering.

If we redeem our public warrants, our non-redeemable investor warrants could provide the purchasers thereof with the ability to realize a larger gain than the public warrant holders.

The warrants held by our public warrant holders may be called for redemption at any time after the warrants become exercisable:

●	in whole and not in part,

●	at a price of $0.01 per warrant at any time after the warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption, and

●
if, and only if, the last sales price of our ordinary shares equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to warrant holders.

In addition, we may not redeem the warrants unless the ordinary shares underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

As a result of the investor warrants not being subject to the redemption feature that our publicly-held warrants are subject to, holders of the investor warrants, or their permitted transferees, could realize a larger gain than our public warrant holders in the event we redeem our public warrants.

Compliance obligations under the Sarbanes-Oxley Act of 2002 may make it more difficult for us to effectuate our initial business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and report on our system of internal controls beginning with this annual report. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to all public companies because a target company with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Because any target business with which we attempt to complete a business combination may be required to provide our shareholders with financial statements prepared in accordance with or reconciled to United States generally accepted accounting principles or International Financial Reporting Standards, prospective target businesses may be limited.

In accordance with requirements of United States federal securities laws, in order to seek shareholder approval of a business combination, a proposed target business may be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, U.S. generally accepted accounting principles, or GAAP, or International Financial Reporting Standards, as issued by the International Accounting Standards Board, or International GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If we decide to seek shareholder approval, the U.S. proxy rules require that a proxy statement with respect to a vote on a business combination include historical and/or pro forma financial statement disclosure. Thus, to the extent that a proposed target business does not have financial statements which have been prepared with, or which can be reconciled to, GAAP or International GAAP, and audited in accordance with the standards of the PCAOB, we may not be able to complete a business combination with that proposed target business.

These financial statement requirements may limit the pool of potential target businesses with which we may complete a business combination. Furthermore, to the extent we seek to acquire a target business that does not have financial statements prepared in accordance with GAAP, or International GAAP, it could make it more difficult for our management to analyze such target business. It could also delay our preparation of our Form 6-K or our proxy statement in the event we are required to seek shareholder approval and which we will send to shareholders relating to the proposed business combination with such a target business, thereby making it more difficult for us to consummate such a business combination.

As an FPI, we are permitted to, and we will, rely on exemptions from certain NASDAQ corporate governance standards and SEC rules and regulations applicable to U.S. issuers. This may afford less protection to holders of our securities.

As an FPI, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, which in general require listed companies to have, among other things, a majority independent board of directors, a nominating committee consisting solely of independent directors and establish a formal director nomination process. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the process for nominating directors or in the determination of executive compensation. We currently intend to rely upon the relevant home country exemptions in lieu of the NASDAQ Marketplace Rules with respect to the nominating committee or nomination process, the majority independence of our board of directors, the number of independent directors on the audit committee and the involvement of independent directors in the determination of executive compensation. In addition, although NASDAQ rules require, in certain circumstances, shareholder approval with respect to the issuance of ordinary shares representing more than 20% of our issued and outstanding ordinary shares, we intend to follow home country corporate governance practices with respect to this requirement and certain other dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company and certain acquisitions of the stock or assets of another company). Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection than is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic issuers.

As an FPI, we are also be exempt from certain rules and regulations under the Exchange Act, including those rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies.

 If we do not hold an annual meeting of shareholders until after the consummation of our initial business combination shareholders will not be afforded an opportunity to elect directors and to discuss company affairs with management until such time.

Unless otherwise required by law, the NASDAQ Capital Market or we decide for other business reasons, we do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business combination. If our shareholders want us to hold a meeting prior to the consummation of our initial business combination, they may do so by members holding not less than 30% of voting rights in respect of the matter for which the meeting is requested making a request in writing to the directors in accordance with Section 82 of the Companies Act. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%. Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management.

The grant of registration rights to our initial shareholder and warrant holders may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our ordinary shares.

Pursuant to an agreement entered into concurrently with our initial public offering, our initial shareholder, the holders of the investor warrants and the holders of the underwriter warrants and their respective permitted transferees, may demand that we register the founder shares, investor warrants, underwriter warrants and the ordinary shares issuable upon exercise of such warrants, as well as warrants that may be issued upon conversion of working capital loans. We will bear the cost of registering these securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of the registration rights may make our initial business combination more costly or difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our ordinary shares that is expected when the securities owned by our initial shareholder and warrant holders or their permitted transferees are registered.

Because of our limited resources and the significant competition for business combination opportunities, it may be difficult for us to complete our initial business combination. If we are unable to complete our initial business combination, our public shareholders may receive only $10.15 per share) on our redemption, and our warrants will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources, or more local industry knowledge than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of our initial public offering, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. If we are unable to complete our initial business combination, our public shareholders may receive only $10.15 per share on our redemption, and our warrants will expire worthless.

 Our securities may not continue to be listed on the Nasdaq Capital Market in the future, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are currently listed on the Nasdaq Capital Market, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market in the future. Additionally, in connection with our business combination, we believe the Nasdaq Capital Market will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq Capital Market delists our securities, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our securities;

●	reduced liquidity with respect to our securities;

●
a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this report captioned “Taxation — United States Federal Income Taxation — U.S. Holders”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Our actual PFIC status for our initial taxable year ended July 31, 2012 may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules”). Since we did not complete our initial business combination by July 31, 2012, we are deemed to be a PFIC for such taxable year unless we qualify for the start-up exception. It is unclear how the start-up exception applies to corporations such as ours that have not earned any gross income since inception, because the start-up exception applies to the first taxable year a corporation has gross income.  Nevertheless, assuming our initial taxable year ending July 31, 2012 is treated as our “start-up year” for purposes of this exception, then unless we complete our initial business combination in our taxable year ending July 31, 2013 and are not treated as a PFIC for either of our taxable years ending July 31, 2013 or July 31, 2014, we will be treated as a PFIC since our formation.  Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for any particular taxable year. In addition, we may not provide timely financial information that would be required for U.S. investors to make a potentially favorable “qualified electing fund” election, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their own tax advisers regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules", of this report.

After a business combination, it is likely that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights.

It is likely that after a business combination, a majority of our directors and officers will reside outside of the United States and a majority of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.

We may re-incorporate in another jurisdiction in connection with a business combination, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

        In connection with our initial business combination, we may relocate the home jurisdiction of our business from the British Virgin Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under British Virgin Islands law.

We are a company incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for investors to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the Companies Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived from English common law, and while the decisions of the English courts are of persuasive authority, they are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, while statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

The British Virgin Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

●	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

●
the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the U.S. judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining the judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment would not be contrary to public policy in the British Virgin Islands; and

●	the proceedings pursuant to which the judgment was obtained were not contrary to natural justice.

In appropriate circumstances, a British Virgin Islands Court may give effect in the British Virgin Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Our memorandum and articles of association permit the board of directors to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our memorandum and articles of association permits the board of directors to designate rights, preferences, designations and limitations attaching to the preferred shares as they determine in their discretion, without shareholder approval with respect to the terms or the issuance. If issued, the rights, preferences, designations and limitations of the preferred shares would be set by the board of directors and could operate to the disadvantage of the outstanding ordinary shares. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers. We may issue some or all of such preferred shares in connection with our initial business combination. Notwithstanding the foregoing, any such issuance should not affect the redemption or liquidation rights of our ordinary shareholders.

Risks Associated with Acquiring and Operating a Business in a Member or Associated Member Country of MERCOSUR

If we effect our initial business combination with a company located in any member or associated member of the MERCOSUR countries, we would be subject to a variety of additional risks that may negatively impact our operations.

Effecting an initial business combination with a company located in any member or associated member of the MERCOSUR countries would subject us to a number of additional risks involved with operating in the target business’ home jurisdiction, including but not limited to any of the following:

●	rules and regulations regarding currency redemption;
●	complex corporate withholding taxes on individuals;
●	laws governing the manner in which future business combinations may be effected;
●	exchange listing and/or delisting requirements;

●	tariffs and trade barriers;

●	regulations related to customs and import/export matters;

●	longer payment cycles;

●	tax issues, such as tax law changes and variations in tax laws as compared to the United States;

●	currency fluctuations and exchange controls;

●	rates of inflation;

●	challenges in collecting accounts receivable;

●	cultural and language differences;

●	employment regulations;

●	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

●	deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

Inflation and government measures to curb inflation may adversely affect the economies in the member and associated countries of MERCOSUR which may affect our business and results of operations.

Many of the MERCOSUR or associated countries in which we anticipate having our business operations have experienced, or are currently experiencing, high rates of inflation. Although inflation rates in many of these countries have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and slowing economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions may contribute materially to economic uncertainty in many of these countries. Periods of higher inflation may also slow the growth rate of local economies that could negatively impact our potential business.

Exchange rate fluctuations against the U.S. dollar in member or associated member countries of MERCOSUR could negatively impact our business.

If we enter into a business combination in a member or associated member country of MERCOSUR, we may become exposed to exchange rate risk in relation to the United States dollar. In such an event, substantially all of our potential income is expected to be denominated in the local currencies of the countries in which we operate while we anticipate that our capital expenditures to be largely denominated in U.S. dollars. As a result, any decrease in the value of the local currencies in which we operate may give rise to an increase in the potential costs of our doing business in such countries which may negatively impact our operations.

Certain member or associated member countries of MERCOSUR have imposed restrictions on the transfer of funds outside of their countries in the past and may do so in the future.

The two largest member countries of MERCOSUR, Brazil and Argentina, by way of example, impose restrictions on the transfer of funds in certain instances. The Central Bank of Argentina, on October 28, 2011, issued new regulations concerning repatriation of direct investments of foreign investors that imposes a mandatory settlement of funds in the Argentine Exchange Market as a condition precedent to such repatriation. Direct investment is deemed the ownership of 10% or more of the capital stock or votes of a local company or in real estate investment. Before the regulation, the only requirement for the repatriation of direct investments was evidencing that the investment had been made no less than 365 days in advance. As a result of the regulation, foreign investors will be subject to certain exchange control limitations at the moment of the repatriation of their investments (i.e. sale of shares or real property, capital reduction and return of irrevocable contributions). Similarly, Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. As a result, if we consummate an initial business combination with a business in a member or associate member country of MERCOSUR, we cannot assure you that the repatriation of your investment from our operation of such business will not be restricted in the future.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have (whether based abroad or in the U.S.) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labor practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate after we effect our initial business combination, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition.

Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact our operations, assets or financial condition.

Rules and regulations in many countries are often ambiguous or open to differing interpretation by responsible individuals and agencies at the municipal, state, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and inconsistent.

Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environmental and labor, could cause serious disruption to operations abroad and negatively impact our results.

If relations between the United States and foreign governments deteriorate, it could cause potential target businesses or their goods and services to become less attractive.

The relationship between the United States and foreign governments could be subject to sudden fluctuation and periodic tension. For instance, the United States may announce its intention to impose quotas on certain imports. Such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by the foreign government in industries that may affect our ultimate target business. Changes in political conditions in foreign countries and changes in the state of U.S. relations with such countries are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive. Because we are not limited to any specific industry, there is no basis to evaluate the possible extent of any impact on our ultimate operations if relations are strained between the United States and a foreign country in which we acquire a target business or move our principal manufacturing or service operations.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder of our ordinary shares, you will be taxed on the U.S. dollar value of your dividends, if any, at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, and the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If our management following our initial business combination is unfamiliar with United States securities laws, they may have to expend time and resources becoming familiar with such laws which could lead to various regulatory issues.

Following our initial business combination, our management will likely resign from their positions as officers of the company and the management of the target business at the time of the business combination will remain in place. Management of the target business may not be familiar with United States securities laws. If new management is unfamiliar with our laws, they may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.

Governments throughout the MERCOSUR and associated countries have exercised, and continue to exercise, significant influence over the economies of their respective countries. Accordingly, the governmental actions, political developments, regulatory and legal changes or administrative practices in such countries concerning the economy could have a significant impact on us. We cannot assure you that changes in the governmental policies of the member and associated countries of MERCOSUR will not adversely affect our business, results of operations, financial condition and prospects. The economy in the MERCOSUR and associated countries differs from the economies of most developed countries in many respects. Economic growth has been uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future, the economy of any such country experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our initial business combination and if we effect our initial business combination, the ability of that target business to become profitable.

Currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-U.S. target, all revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following consummation of our initial business combination, our financial condition and results of operations. Additionally, if a currency appreciates in value against the dollar prior to the consummation of our initial business combination, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

Because foreign law could govern almost all of our material agreements, we may not be able to enforce our rights within such jurisdiction or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Foreign law could govern almost all of our material agreements after the consummation of our initial business combination. The target business may not be able to enforce any of its material agreements or ensure that remedies will be available outside of such foreign jurisdiction’s legal system. The system of laws and the enforcement of existing laws and contracts in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The judiciaries in the MERCOSUR and associated member countries are relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. As a result, the inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business and business opportunities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

BGS Acquisition Corp. is a blank check company incorporated on August 9, 2011 as a British Virgin Islands business company with limited liability and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets.  We intend to focus on operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of MERCOSUR (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market. We will seek to capitalize on the strength of our management team to identify, acquire and operate a business operating primarily in the countries mentioned, although we may pursue acquisition opportunities in other geographic regions. While we may pursue an acquisition opportunity in any business industry or sector, we intend to focus on industries or sectors that complement our management team’s background and investment experience, such as the fields of food, industrial technology, media and communications, agribusiness and hospitality sectors in the MERCOSUR region and its associated member countries and businesses focused on serving the Hispanic markets in the United States. We are not limited to a specific type of business relating to the Hispanic market in the United States. We may also focus on other geographic regions or industries if we believe those regions or industries are better able to provide attractive financial returns to our investors.  Our registered agent is Ogier Fiduciary Services (BVI) Limited and is located at Nemours Chambers, Road Town, Tortola, British Virgin Islands.

We are currently evaluating business combination candidates.  All activity through March 26, 2012 related to our formation and initial public offering and our activities subsequent to March 26, 2012 related to the identification of potential target businesses and assets. The registration statement for our initial public offering was declared effective on March 20, 2012.  On March 26, 2012, we consummated our initial public offering of 4,000,000 units, each unit consisting of one ordinary share, no par value per share and a warrant to purchase one ordinary share, pursuant to the registration statement on Form F-1 (File No. 333-178780). The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $40,000,000.  Prior to the consummation of the offering, we completed the private placement of the investor warrants and the underwriter warrants, consisting of an aggregate of 3,266,667 warrants to certain investors and the underwriters of our initial public offering, generating gross proceeds of $2,450,000. A total of $40,600,000 of the net proceeds from the offering and the private placements were placed in a trust account established for the benefit of our public shareholders.  In connection with our initial public offering, we sold to underwriters, for $100, an option to purchase up to 340,000 units at $15.00 per Unit. The underwriters’ unit purchase option is exercisable starting on the later of the consummation of our initial business combination or March 20, 2013 through March 20, 2017.  The units issuable upon exercise of this option are identical to the units sold in our initial public offering.

As of May 4, 2012, the underwriters of the initial public offering elected not to exercise their over-allotment option.  As a result, our initial shareholders forfeited an aggregate of 200,000 of our ordinary shares.

On March 21, 2012, our units commenced trading on the Nasdaq Capital Market under the symbol “BGSCU”.  On May 18, 2012, we were notified by the underwriters that the units could be separated into the ordinary shares and warrants underlying the units and commenced trading on the Nasdaq Capital Market under the symbols “BGSC” and “BGSCW”, respectively. Following the separation, the units continue trading.

B. Business Overview

Introduction

BGS Acquisition Corp. is a blank check company formed on August 9, 2011, as a British Virgin Islands business company with limited liability and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses or assets, which we refer to throughout as our initial business combination. Until March 26, 2012, our efforts were limited to organizational and financing activities. Subsequent to that date, we have focused on identifying potential target businesses and assets. We presently have no business operations and no financial history. NASDAQ Capital Market rules require that our initial business combination must be with one or more assets or target businesses having an aggregate fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fee and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination.

Business Strategy

We intend to focus on operating businesses that have their primary operations located in any of (a) the MERCOSUR countries (Argentina, Brazil, Paraguay and Uruguay), (b) associate member countries of MERCOSUR (Bolivia, Chile, Colombia, Ecuador and Peru), (c) Latin America generally or (d) the United States in areas principally serving the Hispanic market. We will seek to capitalize on the strength of our management team to identify, acquire and operate a business operating primarily in the countries mentioned, although we may pursue acquisition opportunities in other geographic regions. While we may pursue an acquisition opportunity in any business industry or sector, we intend to focus on industries or sectors that complement our management team’s background and investment experience, such as the fields of food, industrial technology, media and communications, agribusiness and hospitality sectors in MERCOSUR and its associated member countries, and businesses focused on serving the Hispanic markets in the United States. We may also focus on other geographic regions or industries if we believe those regions or industries are better able to provide attractive financial returns to our investors. Our officers, directors and affiliates are located throughout the MERCOSUR region and see numerous opportunities in the course of their daily business activities through their business and political contacts, some of which opportunities may be attractive acquisition candidates. We may focus on other geographic regions if we believe those regions are better able to provide attractive financial returns or if an opportunity outside of the MERCOSUR region was brought to our attention at any time we are in search of a target business. Our current status as an FPI will not preclude us from pursuing an attractive business combination target in the United States. We are not limited to a specific type of business relating to the Hispanic market in the United States.

Opportunities in the MERCOSUR countries and the rest of Latin America

While we are not restricted to making an acquisition of a company operating in the MERCOSUR countries or other parts of Latin America, we believe this region presents significant opportunities. According to the IMF World Economic Outlook, real GDP in the MERCOSUR countries and other parts of Latin America is growing rapidly. The MERCOSUR bloc is composed of a population of more than 270 million people with a combined GDP of more than $2.900 trillion a year, according to the World Bank. This makes this region the fourth largest economy in the world, after the EU, NAFTA and ASEAN, and the fourth-largest region as measured by population.

According to a publicly available March 2011 report by the International Monetary Fund captioned “Spreading the Wealth”, poverty rates for the Latin American region, despite sharp variation from country to country, as a whole dropped significantly between 2002 and 2008. On average, 44 percent of Latin American citizens were unable to satisfy basic nutritional and non-nutritional needs in 2002; by 2008 that number had fallen to 33%. Moreover, indigence — the level below which people cannot satisfy their food need — also declined markedly, from about 19% in 2002 to less than 13% in 2008. In fiscal 2010, economic growth of the MERCOSUR members was 6% higher than in 2009. In 2010, total foreign trade in the MERCOSUR region expanded by 35.45% from 2009. In the fourth quarter, it increased 34.9% year over year. In 2010, exports from that region expanded at a quarterly average 6.7% higher than the total recorded in 2009. In the fourth quarter of 2010, exports grew 33.37% over the fourth quarter of 2009. Overall, imports grew 42.50% in 2010 over 2009. We believe these indicators show an increase in investment and foreign trade in the MERCOSUR countries, leading to a generally more robust economy and an increase in the potential pool of acquisition candidates. The Economic Commission for Latin America and the Caribbean (ECLAC) reported that foreign direct investment in Latin America increased 40% to $113,000,000 in 2010 from 2009. Globally, foreign direct investment grew by only 1% in 2010. According to the report, the largest recipient of investment in the region was Brazil, where investment rose a record 87% and reached $48,462,000 in 2010. However, there are market driven forces that may make it less attractive to consummate a business combination with a target in Latin America, including risks in exit of investment, limited access to financing opportunities and challenges related to logistics and management.

Further, we believe current fiscal policies in some of the countries in the MERCOSUR region will sustain growth over both the short and long term. In other countries, these targets are set annually. There are also limits on the growth of current expenditures. In Peru, the annual percentage change in primary expenditures cannot exceed 3%. We advise you that there is no guarantee that economic conditions in these countries will not deteriorate and make it less probable that we will be able to identify and consummate a suitable business combination within the allotted time.

Notwithstanding these facts, there are various risks of business acquisitions in Latin America including, among others:

●
Some Latin American countries, including those in which we are considering investing, from time to time, have experienced political and economic instability, civil strife, terrorist acts, strikes, acts of war and insurrections.

●	The government relationships between some countries in Latin America, on the one hand, and the United States, on the other hand, are subject to fluctuation and periodic tension.
●	The system of laws and the enforcement of existing laws in some of the countries in Latin America may not be as certain in implementation and interpretation as in the United States.

●	Currency policies may cause a target business’ ability to succeed in the international markets to be diminished.
●	The standards for transparency in the business and financial statement disclosure of companies that operate in Latin America, in some cases lags behind internationally accepted norms.

For a more complete discussion of the risks relating to business acquisitions in the MERCOSUR region, see the section herein entitled “Risk Factors.”

Opportunities related to the Hispanic market in the United States

We believe substantial business opportunities exist relating to the Hispanic market in the United States and may seek to consummate a business combination with a company targeting this market. The Hispanic population now represents one in six people in the U.S. According to U.S. census data, Hispanics are the fastest growing demographic in the U.S., accounting for an estimated 56% of total U.S. population growth over the last decade, surpassing 50 million people. According to the U.S. Census Bureau, the median age of Latinos in the United States is 26. According to the Minority Business Development Agency, Hispanic business ownership is growing three times as fast as the national average. Advertisers spent more than $5.4 billion in the United States to market products to Hispanics in 2009 (www.nielsen.com/us).

We will seek to capitalize on the strength of our management team. Our officers and directors collectively have more than 120 years of experience managing, advising, acquiring, financing and otherwise investing in companies in a variety of industries and locations around the world, including expertise in all aspects of mergers and acquisitions, including sourcing, business, financial, legal and accounting analysis; negotiations, structuring, execution and operations. We believe our management team’s contacts and sources, ranging from private and public company contacts, private equity groups, investment bankers, attorneys, accountants and business brokers, as well as former government officials, including former executives of national companies, will allow us to identify attractive acquisition opportunities though we cannot guarantee that such a network will enable us to find a suitable acquisition opportunity prior to June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business prior to June 26, 2013) or to consummate a successful initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. We expect this commitment initially to be approximately 50 hours per month in the aggregate; however, the amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in.

Our management team will focus on creating shareholder value by leveraging its experience in the management, operation and finance of businesses to improve the efficiency of operations and implement strategies to grow revenue (either organically or through acquisitions) of an acquired target company. Consistent with this strategy, we have identified the following general criteria and guidelines we believe are important in evaluating prospective target businesses. We will use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines.

●
Established Companies with Proven Track Records. We will seek to acquire established companies with sound historical financial performance. We will typically focus on companies with a history of strong operating and financial results and strong fundamentals. We do not intend to acquire start-up companies or companies with recurring negative free cash flow.

●
Companies with, or with the Potential for, Strong Free Cash Flow Generation. We will seek to acquire one or more businesses that already have generated, or have the potential to generate, strong, stable and increasing free cash flow. We intend to focus on one or more businesses that have predictable revenue streams.

●
Strong Competitive Industry Position. We intend to focus on targets that have a leading, growing or niche market position in their industry. We will analyze the strengths and weaknesses of target businesses relative to their competitors. We will seek to acquire a business that demonstrates advantages when compared to their competitors, which may help to protect their market position and profitability.

●
Experienced Management Team. We will seek to acquire one or more businesses with a strong, experienced management team that provides a platform for us to further develop the acquired business’ management capabilities. We will seek to partner with a potential target’s management team and expect that the operating and financial abilities of our executive team will complement their own capabilities.

●
Business with Revenue and Earnings Growth or Potential for Revenue and Earnings Growth. We will seek to acquire one or more businesses that have achieved, or have the potential for, significant revenue and earnings growth through a combination of brand and new product development, increased production capacity, expense reduction, synergistic follow-on acquisitions and increased operating leverage.

●
Diversified Customer and Supplier Base. We will seek to acquire businesses that have a diversified customer and supplier base. We believe that companies with a diversified customer and supplier base are generally better able to endure economic downturns, industry consolidation, changing business preferences and other factors that may negatively impact their customers, suppliers and competitors.

●
Benefit from Being a Public Company. We intend to acquire a company that will benefit from being publicly traded and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination, which would be in the form of tender offer documents or proxy solicitation materials that we would file with the SEC.

Over the course of their careers, the members of our management team have developed a broad international network of contacts and corporate relationships that we believe will serve as a useful source of investment opportunities. This network has been developed through our management team’s:

●	experience in sourcing, acquiring, operating, financing and selling businesses;
●	reputation for integrity and fair dealing with sellers, capital providers and target management teams;
●	significant experience as advisers on transactions;
●	experience in executing transactions under varying economic and financial market conditions; and
●	experience in operating in developing environments around the world.

However, even a strong network cannot guarantee that we will find a suitable acquisition opportunity by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business by June 26, 2013) or consummate a successful initial business combination. In evaluating a prospective target business, we expect to conduct a thorough due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial and other information which will be made available to us.

On October 5, 2011, Julio Gutierrez, our Chairman, purchased 1,725,000 founder shares for $25,000. On March 14, 2012, our directors approved a 1.125-for-1 reverse split of our outstanding ordinary shares, reducing the number of outstanding ordinary shares from 1,725,000 to 1,533,333. These shares included 200,000 ordinary shares that were subject to forfeiture if the underwriters did not exercise their over-allotment option.  All 200,000 shares were forfeited when the over-allotment option period expired on May 4, 2012.  The founder shares will be worthless if we do not consummate an initial business combination. In addition, our initial investors and underwriters purchased an aggregate of 3,266,667 warrants, each exercisable for one ordinary share at $10.00 per share, for an aggregate purchase price of approximately $2,450,000, or $0.75 per warrant, that will also be worthless if we do not consummate our initial business combination. Since our officers and directors are direct shareholders and/or warrantholders or are affiliated with our initial investors, the personal and financial interests of our officers and directors may influence their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following our initial business combination.

Each of our officers and directors has agreed, pursuant to a written agreement with us, that until the earliest of our initial business combination, our liquidation and such time as he or she ceases to be an officer or director, to present to us for our consideration, prior to presentation to any other entity, any suitable business combination opportunities, subject to any pre-existing fiduciary or contractual obligations he might have. Other than Alan Menkes, one of our directors, our officers and directors have indicated that they have no such pre-existing fiduciary or contractual obligations. Mr. Menkes is currently serving as the chief executive officer of Empeiria Acquisition Corp., or Empeiria, a blank check company that is quoted on the OTCBB, and has a fiduciary duty to present suitable business combination targets to such entity prior to presenting such opportunities to us. However, Empeiria has identified a target business and entered into an Agreement and Plan of Merger with respect to a potential business combination (although such business combination has not yet been consummated).  Accordingly, until such business combination is terminated or abandoned, if ever, we believe Mr. Menkes will be able to present a particular business opportunity to us first.  In the event Empeiria’s currently contemplated business combination is terminated or abandoned, Mr. Menkes will again have a pre-existing obligation to Empeiria and a conflict of interest in determining whether a particular business opportunity should be presented to Empeiria or to us. As such, we expect that Mr. Menkes will first determine whether such opportunity is appropriate for Empeiria (in accordance with standards set forth in Empeiria’s publicly available documents) and, if deemed appropriate, present the opportunity to Empeiria. We expect that it will be only after due consideration and rejection of the business opportunity by Empeiria that Mr. Menkes will present such opportunity to us. In addition, our officers and directors (other than Mr. Menkes in respect of Empeiria) have agreed not to participate in the formation of, or become an officer or director of, any other blank check company until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business for our initial business combination by June 26, 2013 and such business combination has not yet been consummated by June 26, 2013).

Competitive Advantages

We believe the experience and contacts of our directors and officers will give us an advantage in sourcing, structuring and consummating a business combination. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Specifically, none of the members of our current management team are obligated to remain with us subsequent to a business combination, and we cannot assure you the resignation or retention of our current management will be included as a term or condition in any agreement relating to a business combination. In addition, despite the competitive advantages we believe we enjoy, we remain subject to significant competition with respect to identifying and executing a business combination.

Established Deal Sourcing Network

We believe that the network of contacts, investment track record and relationships of our management team will provide us with an important source of investment opportunities and deal flow. In addition, target business candidates have been brought to our attention from various unaffiliated sources, including investment market participants, private equity groups, investment banking firms, consultants, accounting firms and large business enterprises. In evaluating a prospective target business, we expect to conduct a thorough due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial and other information which will be made available to us.

For more information regarding our executive officers and directors, please refer to the more detailed disclosure set forth under the heading “Management” below.

Status As A Public Company

We believe our structure will make us an attractive business combination partner to potential target businesses. As an existing public company, we may offer a target business an alternative to the traditional initial public offering through a merger, acquisition of shares or other business combination. In this situation, the owners of the target business would exchange their shares in the target business for our ordinary shares. We believe target businesses will find this path to be less expensive, and offer greater certainty of becoming a public company than the typical initial public offering process. In an initial public offering, there are typically expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a business combination with us.  Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with shareholders’ interests than it would as a private company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

Strong Financial Position and Flexibility

With a trust account initially in the amount of $40,600,000 and a public market for our ordinary shares, we offer a target business a variety of options to facilitate a business combination and fund growth and expansion of business operations. Because we are able to consummate a business combination using the cash proceeds of our initial public offering, our shares, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business or it's shareholder's to address the needs of the parties. However, if our business combination requires us to use substantially all of our cash to pay the purchase price or for redemptions, we may need to arrange third party financing to help fund our business combination. Since we have no specific business combination under consideration, we have not taken any steps to secure third party financing. Accordingly, our flexibility in structuring a business combination will be subject to these contingencies.

Effecting our initial business combination

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering and the private placement of the investor warrants and the underwriter warrants, our shares, debt or a combination of these as the consideration to be paid in our initial business combination. We may seek to consummate our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses, although we will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations.

If our initial business combination is paid for using shares or debt securities, or not all of the funds released from the trust account are used for payment of the purchase price in connection with our business combination or used for redemptions of our ordinary shares, we may apply the cash released to us from the trust account that is not applied to the purchase price for general corporate purposes, including for maintenance or expansion of operations of acquired businesses, the payment of principal or interest due on indebtedness incurred in consummating our initial business combination, to fund the purchase of other companies or for working capital.

Our management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses for our initial business combination. Accordingly, there is no current basis for investors to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination. Although our management will assess the risks inherent in a particular target business with which we may combine, this assessment may not result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely impact a target business. The NASDAQ Capital Market rules require that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fees and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the consummation of our initial business combination, and we may effectuate an initial business combination using the proceeds of such offering rather than using the amounts held in the trust account. Subject to compliance with applicable securities laws, we would consummate such financing only simultaneously with the consummation of our initial business combination. In the case of an initial business combination funded with assets other than the trust account assets, our tender offer documents or proxy materials disclosing the business combination would disclose the terms of the financing and, only if required either by law or the NASDAQ Capital Market, we would seek shareholder approval of such financing. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business combination.

Sources of target businesses

Target business candidates have and may be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses have and may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read our prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the track record and business relationships of our officers and directors. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our best interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our initial business combination, the presence or absence of any such arrangements will not be used as a criterion in our selection process of an acquisition candidate.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholder, officers or directors. Additionally, we are not prohibited from partnering, submitting joint bids, or entering into any similar transaction with our initial shareholder, or an affiliate of our initial shareholder, in the pursuit of an initial business combination. In the event we seek to complete an initial business combination with such a company or we partner with our initial shareholder or an affiliate of our initial shareholder in our pursuit of an initial business combination, we would obtain the approval of a majority of our disinterred directors and an opinion from an independent investment banking firm which is a member of FINRA, or an equivalent agency in a foreign jurisdiction, that such an initial business combination is fair to our shareholders from a financial point of view. Generally, such opinion is rendered to a company’s board of directors and investment banking firms may take the view that shareholders may not rely on the opinion. Such view will not impact our decision on which investment banking firm to hire.

Selection of a target business and structuring of our initial business combination

Subject to the requirement that our initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the sum of the balance in the trust account (less any deferred corporate finance fees and taxes payable on interest earned) at the time of our signing a definitive agreement in connection with our initial business combination, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business or industry. There is no basis for investors to evaluate the possible merits or risks of any target business with which we may ultimately complete our initial business combination. To the extent we effect our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, we may be affected by numerous risks inherent in such company or business. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

In evaluating a prospective target business, we expect to conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as well as review of financial and other information which will be made available to us.

The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

Lack of business diversification

For an indefinite period of time after consummation of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By consummating our initial business combination with only a single entity, our lack of diversification may:

●
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

●	cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited ability to evaluate the target’s management team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’ management may not prove to be correct. The future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. Consequently, members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain whether one or more of our directors will remain associated in some capacity with us following our initial business combination. Moreover, members of our management team may not have significant experience or knowledge relating to the operations of the particular target business. Our key personnel may not remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.

Following our initial business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders may not have the ability to approve our initial business combination

We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC. Therefore we do not intend to seek shareholder approval before we effect our initial business combination as not all business combinations require shareholder approval under applicable state law. However, if we decide to seek shareholder approval in respect of the consummation of our initial business combination, such approval may be by a majority vote of shareholders who, being so entitled, attend and vote at a meeting for such purpose, unlike many blank check companies that require a majority vote of the public shares that are entitled to vote. Our initial shareholder (who owns 25% of our outstanding stock), officers, directors and affiliates who are entitled to vote will vote their ordinary shares in favor of our initial business combination at any shareholder meeting to approve such a transaction. In addition, to the extent we enter into any privately negotiated transactions to purchase shares held by the public, we may be in a position to vote to approve an initial business combination even if a substantial majority of public shareholders vote against such transaction.

Regardless of whether we are required by law or the NASDAQ Capital Market, or we decide to seek shareholder approval for business reasons, so long as we maintain our status as an FPI and are required to comply with the FPI rules, we will conduct the redemption pursuant to the tender offer rules. If we are no longer an FPI (and no longer required to comply with the FPI rules) and we are required by law or the NASDAQ Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business reasons, we will conduct the redemption like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules.

Presented in the table below is a graphic explanation of the types of initial business combinations we may consider and whether shareholder approval would be required under the Companies Act for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required
Purchase of assets	No
Purchase of shares of target not involving a merger with the company	No
Merger of target with a subsidiary of the company	No
Merger of the company with a target	Yes

Permitted purchases of our securities

If we are no longer an FPI and seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, prior to the consummation of our initial business combination, our memorandum and articles of association and the investment management trust agreement entered into between us and Continental Stock Transfer & Trust Company permits the release to us from the trust account amounts necessary to purchase up to 15% of the public shares (600,000 shares) at any time commencing after the filing of a preliminary proxy statement for our initial business combination and ending on the record date for the vote to be held to approve our initial business combination. Purchases will be made only in open market transactions at times when we are not in possession of any material non-public information and may not be made during a restricted period under Regulation M under the Exchange Act. Due to the relatively sporadic public trading of securities of similarly structured blank check companies, it is unlikely that we would be able to make such purchases under Rule 10b-18 under the Exchange Act and still accomplish the intended goals of such purchases as described below. Therefore, we do not intend to comply with Rule 10b-18 and may make purchases outside of the requirements of Rule 10b-18 as we see fit. This could result in our liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. We can purchase any or all of the 600,000 shares we are entitled to purchase. It will be entirely in our discretion as to how many shares are purchased. Purchasing decisions will be made based on various factors, including the then current market price of our ordinary shares and the terms of the proposed business combination. All shares purchased by us will be immediately cancelled. Such open market purchases, if any, would be conducted by us to minimize any disparity between the then current market price of our ordinary shares and the per-share amount held in the trust account. A market price below the per-share trust amount could provide an incentive for purchasers to buy our shares after the filing of our preliminary proxy statement at a discount to the per-share amount held in the trust account for the sole purpose of voting against our initial business combination and exercising redemption rights for the full per-share amount held in the trust account. Such trading activity could enable such investors to block our initial business combination by making it more difficult for us to obtain the approval of such business combination by the vote of a majority of our outstanding ordinary shares that are voted.

In addition, if we are no longer an FPI and seek shareholder approval of our business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, we may enter into privately negotiated transactions to purchase public shares following the consummation of the business combination from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. Our initial shareholder, directors, officers, advisers or their affiliates may also purchase shares in privately negotiated transactions either prior to or following the consummation of our initial business combination. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that we or our initial shareholder, directors, officers, advisers or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Neither we nor our initial shareholder, directors, officers or their affiliates will make any such purchases when we or they are in possession of any material nonpublic information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to (i) increase the likelihood of obtaining shareholder approval of the business combination or (ii), where the purchases are made by our initial shareholder, directors, officers, advisers or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. This may result in the consummation of our initial business combination that may not otherwise have been possible.

As a consequence of any such purchases by us:

●	the funds in our trust account that are so used will not be available to us after the business combination;
●
the public “float” of our ordinary shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to obtain the quotation, listing or trading of our securities on a national securities exchange;

●
because the shareholders who sell their shares in a privately negotiated transaction or pursuant to market transactions as described above may receive a per share purchase price payable from the trust account that is not reduced by a pro rata share of the deferred corporate finance fee or taxes payable, our remaining shareholders may bear the entire payment of such deferred corporate finance fee and taxes payable (as well as, in the case of purchases which occur prior to the consummation of our initial business combination, up to $50,000 of net interest that may be released to us from the trust account to fund our dissolution expenses in the event we do not complete our initial business combination by June 26, 2013 or September 26, 2013, as the case may be). That is, if we are no longer an FPI and seek shareholder approval of our initial business combination, the redemption price per share payable to public shareholders who elect to have their shares redeemed will be reduced by a larger percentage of the taxes payable than it would have been in the absence of such privately negotiated or market transactions, and shareholders who do not elect to have their shares redeemed and remain our shareholders after the business combination will bear the economic burden of the deferred corporate finance fee and taxes payable because such amounts will be payable by us; and

●
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their shares purchased by us at a premium.

Our initial shareholder, officers, directors and/or their affiliates anticipate that they will identify the shareholders with whom our initial shareholder, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of proxy materials in connection with our initial business combination. To the extent our initial shareholder, officers, directors, advisers or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against the business combination. Pursuant to the terms of such arrangements, any shares so purchased by our initial shareholder, officers, advisers, directors and/or their affiliates would then revoke their election to redeem such shares. The terms of such purchases would operate to facilitate our ability to consummate a proposed business combination by potentially reducing the number of shares redeemed for cash.

Redemption rights for public shareholders upon consummation of our initial business combination

We will provide our shareholders with the opportunity to redeem their shares upon the consummation of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest but net of taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is currently $10.15 per share, which includes the deferred corporate finance fee. There will be no redemption rights upon the consummation of our initial business combination with respect to our warrants. Our initial shareholder has agreed to waive his redemption rights with respect to any founder shares and any public shares he may hold in connection with the consummation of our initial business combination. In addition, our directors and officers have also agreed to waive their redemption rights with respect to any public shares in connection with the consummation of our initial business combination.

Manner of conducting redemptions

Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon consummation of such initial business combinations even if not required by law, we do not anticipate conducting proxy solicitations. If we are an FPI (which exempts us from the proxy rules pursuant to the Exchange Act), we will conduct redemptions of our public shares in accordance with the tender offer rules as discussed below. If we are no longer an FPI, a shareholder vote is not required either by law or the NASDAQ Capital Market and we decide not to hold a shareholder vote for business reasons, we will also conduct the redemptions of our public shares in accordance with the tender offer rules. Pursuant to our memorandum and articles of association, in connection with such redemptions, we will:

●	offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers, and

●
file tender offer documents with the SEC prior to consummating our initial business combination which will contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem shall remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act and we will not be permitted to consummate our initial business combination until the expiration of the tender offer period.

In connection with the successful consummation of our business combination, we may redeem pursuant to a tender offer up to that number of ordinary shares that would permit us to maintain net tangible assets of $5,000,001. However, the redemption threshold may be further limited by the terms and conditions of our proposed initial business combination. For example, the proposed business combination may require: (i) cash consideration to be paid to the target or its shareholders or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business combination. In the event we fail to receive any outside financing in connection with the business combination and the aggregate cash consideration we would be required to pay for all shares that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business combination exceed the aggregate amount of cash available to us, we will not consummate the business combination, we will not purchase any shares pursuant to the tender offer and all shares will be returned to the holders thereof following the withdrawal of the tender offer. Additionally, since we are required to maintain net tangible assets of at least $5,000,001 (which may be substantially higher depending on the terms of our potential business combination), there is an increased chance that the holders of our ordinary shares electing to redeem in connection with a redemption conducted pursuant to the proxy rules will cause us to fall below such minimum requirement is increased.

When we conduct a tender offer to redeem our public shares upon consummation of our initial business combination, in order to comply with the tender offer rules, the offer will be made to all of our shareholders, not just our public shareholders. Our initial shareholder and other directors and officers agreed to waive their redemption rights with respect to any founder shares and public shares owned in connection with any such tender offer.

Regardless of whether we are required by law, the NASDAQ Capital Market or if we decide to seek shareholder approval for business reasons, so long as we maintain our status as an FPI and are required to comply with the FPI rules (which exempts us from the proxy rules pursuant to the Exchange Act), we will conduct the redemptions pursuant to the tender offer rules. If we are no longer an FPI (and no longer required to comply with the FPI rules) and we are required either by law or the NASDAQ Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business reasons, we will:

●
conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

●	file proxy materials with the SEC.

In the event we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon consummation of our initial business combination.

If we seek shareholder approval, we will consummate our initial business combination only if a majority of the ordinary shares voted are voted in favor of the business combination. In such case, our initial shareholder has agreed to vote any founder shares and any public shares purchased in favor of our initial business combination and our officers and directors have also agreed to vote any public shares they purchase in favor of our initial business combination. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. In addition, our initial shareholder and other directors and officers have agreed to waive their redemption rights with respect to any founder shares and public shares owned in connection with the consummation of our initial business combination.

Many blank check companies would not be able to consummate an initial business combination if the holders of the company’s public shares voted against a proposed business combination and elected to redeem or convert more than a specified maximum percentage of the shares sold in such company’s initial public offering, which percentage threshold has typically been between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business combinations because the amount of shares voted by their public shareholders electing conversion exceeded the maximum conversion threshold pursuant to which such company could proceed with an initial business combination. Since we have no such specified maximum redemption threshold, our structure is different in this respect from the structure that has been used by many blank check companies. However, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of our initial business combination. In such case, we would not proceed with the redemption of our public shares and the related business combination, and instead may search for an alternate business combination.

Limitation on redemption rights upon consummation of our initial business combination if we seek shareholder approval

Notwithstanding the foregoing, if we are no longer an FPI and we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our restated and amended memorandum and articles of association provides that a public shareholder, individually or together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 19.9% of the public shares. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 19.9% of the public shares could threaten to exercise its redemption rights if such holder’s shares are not purchased by us or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 19.9% of the public shares, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to consummate our initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

Tendering share certificates in connection with a tender offer or redemption rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the expiration date set forth in the tender offer documents or proxy materials mailed to such holders, or in the event we distribute proxy materials, up to two business days prior to the vote on the proposal to approve the business combination, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the business combination if we distribute proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker $35.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

The foregoing is different from the procedures used by many blank check companies. In order to perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on our initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which he could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become “option” rights surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business combination is approved.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not consummated, we may continue to try to consummate our initial business combination with a different target until June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business for our initial business combination by June 26, 2013 and such business combination has not yet been consummated).

Redemption of public shares and subsequent voluntary liquidation if no initial business combination

Our initial shareholder, officers and directors have agreed that we must complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business for our initial business combination by June 26, 2013 and such business combination has not yet been consummated). We may not be able to find a suitable target business and consummate our initial business combination within such time period. If we are unable to consummate our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business by June 26, 2013), we will, as promptly as possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses) pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up our affairs. This redemption of public shareholders from the trust account shall be done automatically by function of our memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the Companies Act.

In order to redeem public shareholders from the trust account, we will instruct the trustee to distribute the aggregate amount then on deposit in the trust account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders. Our initial shareholder has agreed to waive his rights to liquidating distributions with respect to his founder shares if we fail to consummate our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business for our initial business combination by June 26, 2013 and such business combination has not yet been consummated). However, if our initial shareholder, or any of our other officers, directors or affiliates acquire public shares in or after our initial public offering, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event we do not consummate our initial business combination. We will pay the costs of our liquidation of the trust account from our remaining assets outside of the trust account or from interest not previously withdrawn from the trust account. However, if those funds are not sufficient to cover these costs and expenses, we may request the trustee to release to us an additional amount of up to $50,000 of such accrued interest to pay those costs and expenses. In addition, Mr. Gutierrez has agreed to indemnify us for all claims of creditors to the extent we fail to obtain executed waivers from such entities in order to protect the amounts held in trust and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Following the redemption of public shareholders from the trust account and payment of our creditors, we anticipate that we will have no operations or assets (other than funds sufficient to pay the costs of our liquidation), and we intend to enter “voluntary liquidation,” which is the statutory process for formally closing and dissolving a company under the laws of the British Virgin Islands. If we do not complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business by June 26, 2013), we intend to enter voluntary liquidation following the redemption of public shareholders from the trust account. Therefore in these circumstances, we expect the “voluntary liquidation” process will not cause any delay to the payment of redemption proceeds from our trust account to our public shareholders. The voluntary liquidation process which includes the registered agent of the company making a number of filings at the Registry of Corporate Affairs and the placing of statutory advertisements in the British Virgin Islands Official Gazette and a British Virgin Islands newspaper. At the end of the voluntary liquidation process, the liquidator will prepare its final statement of the company’s accounts and make a notification filing with the Registrar. The final stage is for the Registrar to issue a Certificate of Dissolution, at which point the company is dissolved. However, we also cannot assure you that a creditor or shareholder will not file a petition with the BVI court which, if successful, may result in our liquidation being subject to the supervision of that court in the event such a petition is successfully made prior to the redemption of public shareholders from the trust account, such events might delay distribution of some or all of our assets to our public shareholders.

If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.15. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.15, plus interest (net of any taxes payable).

Although we will seek to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, Mr. Gutierrez has agreed that he will be liable to us, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below $10.15 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Mr. Gutierrez will not be responsible to the extent of any liability for such third party claims. We cannot assure you, however, that Mr. Gutierrez would be able to satisfy those obligations. We currently believe that Mr. Gutierrez is of substantial means and capable of funding a shortfall in our trust account, even though we have not asked him to reserve for such an eventuality. We have not independently verified whether Mr. Gutierrez has sufficient funds to satisfy his indemnity obligations and, therefore, we cannot assure you that Mr. Gutierrez will be able to satisfy those obligations. We believe the likelihood of Mr. Gutierrez having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

In the event that the proceeds in the trust account are reduced below $10.15 per share and Mr. Gutierrez asserts that he is unable to satisfy any applicable obligations or that he has no indemnification obligations related to a particular claim, our disinterested directors would determine whether to take legal action against him to enforce the indemnification obligations. While we currently expect that our disinterested directors in exercising their fiduciary duties to us and to our shareholders would take legal action on our shareholders’ behalf against Mr. Gutierrez to enforce his indemnification obligations to us, it is possible that our disinterested directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.15 per share.

We will seek to reduce the possibility that Mr. Gutierrez will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Mr. Gutierrez will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act.

If the Company is deemed insolvent for the purposes of the Insolvency Act (i.e. (i) it fails to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (ii) execution or other process issued on a judgment, decree or order of a British Virgin Islands court in favour of a creditor of the company is returned wholly or partly unsatisfied; or (iii) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), then there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the British Virgin Islands Insolvency Act. A voidable transaction would be, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” Where a payment was a risk of being a voidable transaction, a liquidator appointed over an insolvent company could apply to the British Virgin Islands Court for an order, inter alia, for the transaction to be set aside as a voidable transaction in whole or in part.

Additionally, if the company enters insolvent liquidation under the Insolvency Act, the funds held in our trust account will likely be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts due them.

Our public shareholders will be entitled to receive funds from the trust account only in the event of a redemption to public shareholders prior to any winding up in the event we do not consummate our initial business combination or our liquidation or if they redeem their shares in connection with an initial business combination that we consummate. In no other circumstances shall a shareholder have any right or interest of any kind to or in the trust account. In the event we are no longer an FPI and we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

NASDAQ Capital Market requirements for shareholder vote

The NASDAQ Capital Market rules generally require a company to obtain shareholder approval in the following circumstances: (a) in connection with an acquisition, if a company issues shares equal to 20% or more of its pre-transaction outstanding shares, or 5% or more of its pre-transaction outstanding shares when a related party has a 5% or greater interest in the target; (b) in connection with a stock issuance that results in a change of control (whereby, as a result of an issuance, an investor or a group would own, or have the right to acquire, 20% or more of the outstanding ordinary shares or voting power and such ownership or voting power would be the largest ownership position in the company); (c) in connection with an equity compensation plan (whereby a company establishes or materially amends a stock option or purchase plan or other arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants); or (d) in connection with a private placement where the issuance (together with sales by officers, directors, or substantial shareholders, if any) equals 20% or more of the pre-transaction outstanding shares of the company at a price less than the greater of book or market value.

Although many blank check companies listed on NASDAQ would be required to seek shareholder approval in connection with their initial business combination (for example, if the consideration paid in connection with the transaction includes the issuance of 20% or more of such company’s then issued and outstanding shares), because we are an FPI, we are not required to seek shareholder approval under the NASDAQ rules to the extent the laws of the British Virgin Islands do not require such a vote. We will, however, become subject to such rules in the event we are no longer an FPI or if the laws of the British Virgin Islands require such a vote. As of the date of this annual report, the laws of British Virgin Islands provide us with a variety of methods to consummate a business combination without a shareholder vote. See “Business Overview — Effecting our initial business combination — Shareholders may not have the ability to approve our initial business combination.”

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash to our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business combination. In addition, the number of our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Facilities

We currently maintain our executive offices at Olazabal 1150, Ciudad Autonoma de Buenos Aires, Argentina 1428. BGS Group SA, an affiliate of certain of our officers and directors, has agreed to permit use of this space free of charge and has agreed to provide us with general and administrative services until consummation of our business combination. We consider our current office space adequate for our current operations.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against us, our sponsors or any of our officers or directors in their capacities as such.

C. Organizational Structure

We are not part of a group and we do not have any subsidiaries.

D. Property, Plants and Equipment

We do not have any material tangible fixed assets, including leased properties, nor do we have any material plans to construct any material tangible fixed assets.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or assets. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering and the private placement of the investor warrants and the underwriter warrants, our shares, debt or a combination of cash, shares and debt.

The issuance of additional shares in our initial business combination:

●	may significantly dilute the equity interest of existing investors;
●	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;
●
could cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

●	may have the effect of delaying or preventing a change of control of us by diluting the shares ownership or voting rights or a person seeking to obtain control of us; and
●	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
●
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
●	our inability to pay dividends on our ordinary shares;
●
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
●
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

A.           Operating Results

Through July 31, 2012, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business combination. As of July 31, 2012, $40,600,000 was held in the trust account (including $800,000 of deferred corporate finance fee) and we had cash outside of the trust account of $26,631 and $15,348 due from an affiliate for advances made to such affiliate to pay Company expenses.  All of the interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements but given the current interest rates, it is doubtful we will earn a significant amount of interest. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our initial business combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.  Our Chairman and initial shareholder, Julio Gutierrez, has agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs prior to our initial business combination.

For the period from August 9, 2011 (date of incorporation) through July 31, 2012, we had a net loss of $181,169 consisting of expenses of $181,169 and interest income of $0.

B.            Liquidity and Capital Resources

As of July 31, 2012, we had $26,631 in a bank account and $15,348 due from an affiliate for advances made to such affiliate to pay Company expenses.

Our initial public offering and private placement of warrants to certain investors and our underwriters provided us with $200,000 of working capital after transferring $40,600,000 into the trust account. For the period from August 9, 2011 (date of incorporation) through July 31, 2012, we used cash of $188,769 in operating activities, together with a net loss for the period of $181,169. We started with no cash as of August 9, 2011. We ended the period at July 31, 2012 with a cash balance of $26,631.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business combination. To the extent our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

On March 20, 2012, the Company entered into an agreement with its Chairman and initial shareholder, Julio Gutierrez, pursuant to which Mr. Gutierrez agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs prior to its initial business combination.  Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, reviewing corporate, title, environmental, financial documents and material agreements regarding prospective target businesses, audit fees and structuring, negotiating and consummating the business combination. These loans may be convertible into warrants of the post business combination entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the insider warrants. Such loans will not have a claim against the trust account and will not reduce the per-share redemption price below $10.15. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements.

We could use a portion of the funds not held in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds prior to consummating our initial business combination in order to meet the expenditures required for operating our business. However, if our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination is less than the actual amount necessary to do so, or the amount of interest (net of taxes payable) available to us from the trust account is less than anticipated, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

We have evaluated the accounting treatment of the investor warrants and the underwriter warrants and the warrants attached to the units. The term of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying contracts that should not be accounted for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company classifies the warrants as additional paid-in capital.

After our initial business combination, we will treat the outstanding warrants as a liability due to the cash settlement provisions provided in the warrant agreement.  ASC 815-40-55-2 indicates that an event that causes a change of control of an issuer is not within the issuer's control and, therefore, a contract that requires net cash settlement upon a change in control must be classified as an asset or liability. Management cannot accurately estimate what the cash settlement will be, or if an initial business combination will take place, but the expense and cash payment may be material.

C.           Research and development, patents and license, etc.

None.

D.           Trend information

None.

E.           Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

F.           Tabular disclosure of contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

G.   Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

H.           Safe Harbor

See above – “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management

Our current directors and executive officers are listed below. None of such persons are, or have been, involved with any other blank check companies.

Name	Age	Position
Julio Gutierrez	57	Chairman
Cesar Baez	56	Chief Executive Officer and Director
Rolando Horman	66	President and Director
Mariana Gutierrez Garcia	30	Chief Financial Officer
Alan Menkes	53	Director
Gustavo Garrido	44	Director
Julian Diaz Bortolotti	35	Executive Vice-President
Federico Bertoldo	37	Vice President
John Grabski	52	Director

Julio Gutierrez has been our Chairman since inception and was our Chief Executive Officer until December 16, 2011. Mr. Gutierrez has more than thirty years of experience in deal sourcing, investment management and operations, including fifteen years in private equity, sourcing and investing in deals, overseeing investments, offering financial, operating, marketing and structuring advice. Since 1981, Mr. Gutierrez has been the founder and owner of Agri-business Group, a group dedicated to the exploitation of 12,000 hectares of farm land, with plantings of soybeans, corn, wheat, sunflower and a stock of more than 8,500 head of pure Aberdeen Angus cattle. In 1983, Mr. Gutierrez helped create Cable Necochea TV4 cable television in Argentina. Mr. Gutierrez has extensive experience in developing cable television businesses and has, since 1983, been involved in various businesses in this area and is still the owner of cable television companies in Tandil, a province of Buenos Aires and Casilda, a province of Santa Fe, Argentina. From 1996 to 1998, in conjunction with Hicks, Muse, Tate and Furst, a leveraged buyout firm, Mr. Gutierrez through BGS Group International acquired and consolidated more than 60 cable TV companies into a company called Cablevision, S.A. the largest cable television company in Argentina. Since 1996, Mr. Gutierrez has been the founder and President of BGS Group International, a group dedicated to the pursuit of international investors for the realization of investments in different areas of Latin American businesses. Since 1996, Mr. Gutierrez has been the President of BGS Group SA. From 1996 to 2002, Mr. Gutierrez was a management affiliate of Hicks, Muse, Tate & Furst. Mr. Gutierrez currently serves on the board of BGS Group International, Real Estate Group and Agri-Business Group. Mr. Gutierrez served on the board of Citicorp Equity Investment from 1999 to 2002 and on the board of Mandeville Argentina from 1996 to 2002. Mr. Gutierrez received a law degree from the University of Belgrano in Argentina in 1978. We believe Mr. Gutierrez will make valuable contribution to our board based on his of depth experience in deal sourcing, operations, investment and management. Mr. Gutierrez is the father of our Chief Financial Officer, Mariana Gutierrez Garcia.

Cesar Baez has been our Chief Executive Officer since December 16, 2011 and has been a member of our board of directors since inception. Mr. Baez has over twenty-seven years experience with numerous senior executive positions in private equity, asset management, media and investment banking, which involved sourcing and investing in deals, overseeing investments, managing daily operations and offering financial, operating, marketing and corporate structuring advice. From 2005 to date, Mr. Baez was the founder and managing partner of Centinela Capital Partners, an alternative asset management firm that serves select, institutional investors. From 2005 to 2006, Mr. Baez was the Head of Strategy, Institutional Business Development and Private Equity at Deutsche Bank Alternative Investments, a division of Deutsche Bank Asset Management, where he was responsible for developing product and distribution strategy. Mr. Baez was the head of Alternative Investments for the State of New Jersey Investment Division from 2004 to 2005. Mr. Baez was the founder and a partner of Momentum Media Capital, a private equity firm specializing in media investments, from 2001 to 2003. Mr. Baez was also a partner and principal of Hicks, Muse, Tate and Furst from 1995 to 2001 and the President and CEO of CEI Media Holdings, a media company and a Hicks Muse portfolio company, from 1998 to 2001. Mr. Baez currently serves on the board of Lenox Incorporated.  Mr. Baez received a B.S. in Economics and Business Administration from Wagner College, New York, NY. We believe Mr. Baez will make valuable contributions to our board based on his broad transactional experience in MERCOSUR as a principal investor and his deal flow and structuring expertise.

Rolando Horman has been our President since inception and a director since February, 2012. Since 2002, Mr. Horman has been the CEO of BGS Group SA, a group dedicated to investing in Latin American businesses. From 1998 to 2002, Mr. Horman was the CEO of BGS Group SA, a management affiliate of Hicks, Muse, Tate & Furst. From 2000 to 2002, Mr Horman was the CEO of Fibertel, one of the leading internet service providers in Argentina. In addition, Mr. Horman has more than thirty years experience serving in various capacities, including holding positions at Chiclets Adams, where he was assistant to the President, Avon Cosmetics, where he was an audit and organization manager, Via Valorossa Cosmetics, where he was a Vice-President of Administration and Finance and Sandler, Marquis Accounting Firm, where he was the managing partner of the firm. While working at Sandler, Marquis, Mr. Horman provided consulting services to the board of directors of Cacharel, Christian Dior, Newsan, Musimundo and Stani (now Cadbury). Mr. Horman was also Vice-President of Administration and Finance at OCA Courier and the owner and CEO of TERRAL SA. Mr. Horman received a degree in public accounting from the University of Buenos Aires in 1970 and a Masters in Social Psychology to Organizations from the School of Social Psychology to Organizations, in 1990 in Buenos Aires, Argentina. We believe Mr. Horman is qualified to serve on our board due to his experience in operations and finance.

Mariana Gutierrez Garcia has been our Chief Financial Officer since inception. Since 2002, Ms. Gutierrez has been the Vice-President of Administration and Finance of Estancias y Cabaña Fortin Quieto S.A., an Argentinian company that owns more than 12,000 hectares of land and over 8,500 head of cattle. Fortin Quieto is owned by BGS Group International. Since 2007, Ms. Garcia has been the CFO of BGS Group SA. From 2004 to early 2006, Ms. Gutierrez was the CEO of BGS Iberica, a company which managed the operations of three restaurants in Madrid, Spain, overseeing all operational aspects of the company until its sale in 2006. From 2006 to 2007, Ms. Garcia was a senior analyst at Centinela Capital Partners, a private equity group based in New York. She received a B.S. in Economics from the Torcuato Di Tella University. Ms. Gutierrez Garcia is the daughter of Julio Gutierrez, our Chairman.

Alan Menkes has been a member of our board of directors since inception. Mr. Menkes is the Chief Executive Officer of Empeiria Acquisition Corp., a blank check company. Mr. Menkes is also the Managing Partner and Chief Investment Officer at G2 Investment Group, a diversified financial services firm, and is involved in its private equity and real estate activities. Prior to joining G2, he was a Partner at Enterprise Infrastructure Ventures, a real estate investment firm focused on acquiring and developing data centers and other mission-critical real estate assets. From 2002 to 2007, Mr. Menkes was the Managing Partner at Empeiria Capital LLC, a private equity firm he founded. From 1999 to 2002, he was Co-Director of Private Equity and a member of the Executive Committee of Thomas Weisel Partners. Prior to Thomas Weisel Partners, for almost seven years, Mr. Menkes was a Partner at Hicks, Muse, Tate & Furst. Prior to Hicks Muse, he was with The Carlyle Group from its founding in 1987 to 1992. Mr. Menkes currently serves on the boards of directors of CS Technology and Conner Steel Products. He graduated Phi Beta Kappa from the University of Virginia, where he earned his B.A. in Economics with Highest Distinction. Mr. Menkes also earned an M.B.A. with Distinction from the Wharton School at the University of Pennsylvania. We believe Mr. Menkes is well qualified to serve on our board due to his extensive experience as a private equity investor and his service on the board of directors of 14 companies over the last 15 years.

Gustavo Garrido has been a member of our board of directors since inception. Mr. Garrido has been a practicing attorney for nearly twenty years, specializing in commercial law and merger and acquisitions. In 2005, he co-founded, and is currently the managing partner, of Estudio Garrido Abogados, a law firm located in Buenos Aires, Argentina specializing in mergers and acquisitions. From 2003 to 2005, he was a partner and member of the executive committee of Allende & Brea, a Buenos Aires law firm. From 1993 to 1994, he worked as a foreign associate at the New York office of Sullivan & Cromwell. He is an invited professor of entrepreneurship at Universidad de San Andres and a member of the Evaluating Committee of the Naves Program at IAE Business School. He is currently a board member of the Toronto Stock Exchange listed company Estrella Energy Services (CN: EEN) and of Celulosa Argentina, listed on the Buenos Aires Stock Exchange (AR: CELU). Mr. Garrido is the president of the Geothermal Committee at the Argentine Renewable Energy Chamber. Mr. Garrido obtained his law degree from the Universidad Católica Argentina in 1991. He obtained an LLM from Duke University School of Law in 1993. We believe Mr. Garrido will be a valuable addition to our board because of his experience in evaluating and consummating mergers and acquisitions.

Julian Diaz Bortolotti has been our Executive Vice President since inception. Since 2007, Mr. Bortolotti has served on the Marketing Advisory Board of Estancias y Cabaña Fortin Quieto S.A., an Argentinean company that owns more than 12,000 hectares of land and over 8,500 head of cattle. In June, 2011 he co-founded, and is the managing director, of Deganados SA, a website for buying and selling of livestock across the country. Since 1998, Mr. Bortolotti has been Manager for the Area of Human Resources of Argentores, (General Society of Authors in Argentina), a civil association whose objective is the legal protection and administration of copyright for productions for radio, film, television and theater. In 2009, Mr. Bortolotti received a degree in Labor Relations from the University of Buenos Aires, School of Social Sciences.

Federico Bertoldo has been our Vice President since inception. From 2005 to 2009, he had been in-house legal counsel to BGS Group SA, where he has been involved in various real estate, agribusiness, waste treatment and sports related transactions. Since 2009, Mr. Bertoldo, has served as outside legal counsel to BGS Group SA. Mr. Bertoldo received his law degree from the Universidad Argentina John F. Kennedy in 1998.

John Grabski has been a member of our board of directors since February, 2012. Mr. Grabski is a serial-portfolio entrepreneur and currently the Chairman and CEO of ClearMomentum, Inc., a financial analytics and reporting company serving the alternative asset management industry, including private equity, venture capital and mezzanine funds. He founded ClearMomentum and served as its Chairman and CEO from inception in 2004 through October 2009. Mr. Grabski was then Chairman of ClearMomentum from October, 2009 through October, 2010 and has been Chairman and CEO of ClearMomentum since October, 2010. Including ClearMomentum, Mr. Grabski has founded, developed and successfully exited five companies including Supplystream Inc., acquired by Pioneer Standard Electronics, Inc. (NASDAQ: PIOS) and Badger Technologies, acquired by Delta Point Capital. Mr. Grabski has 25 years experience in operating and financial management of technology companies with expertise in supply chain analytics and optimization, activity based costing and implementing organizational strategies to achieve specific financial objectives. Mr. Grabski is the author of over 20 technical papers including his masters’ thesis, “Valuation Methodologies and the Economics of Software as a Service” and the author of “Financial Analytics, Inside Out”. Mr. Grabski received an OPM from Harvard Business School in 2000 and an MBA in Finance and Accounting with the honor of distinction from the University of Liverpool in 2008. We believe Mr. Grabski will be a valuable addition to our board due to his extensive experience in starting, funding, analyzing and operating various businesses.

B.           Compensation

None of our executive officers or directors has received any cash (or non-cash) compensation for services rendered. No compensation will be paid to our initial shareholder, executive officers and directors, or any of their respective affiliates, prior to or in connection with the consummation of an initial business combination. However, these individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

After the completion of our initial business combination, directors or members of our management team who remain with us, may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, as it will be up to the directors of the post-combination business to determine executive and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our post-consummation board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of an initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

C.           Board practices

Number and Terms of Office of Officers and Directors

Our board of directors is divided into two classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of shareholders) serving a two year term. The term of office of the first class of directors, consisting of Messrs. Menkes, Grabski and Baez will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Messrs. Gutierrez, Horman and Garrido, will expire at the second annual meeting of shareholders. We do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business combination. Therefore, if our shareholders want us to hold a meeting prior to such consummation, they may requisition the directors to hold one upon the written request of members entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our articles of association as it deems appropriate. Our articles of association provide that our officers may consist of a chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Collectively, through their positions described above, our officers and directors have experience in the fields of food, industrial technology, media and communications, agribusiness and hospitality sectors in MERCOSUR and its associated member countries and businesses focused on serving the Hispanic markets in the United States. These individuals will play a key role in identifying and evaluating prospective acquisition candidates, selecting the target businesses, and structuring, negotiating and consummating their acquisition.

Director Independence

The NASDAQ Capital Market generally requires that a majority of the board of directors of a company listed on the NASDAQ Capital Market must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

However, as an FPI, we are permitted to follow home country corporate governance practices instead of certain requirements of the NASDAQ Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require that a majority of the board of directors consist of independent directors. As such, we do not intend to comply with such requirement of the NASDAQ Capital Market. Mr. Menkes is our only independent director.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our disinterested directors.

Audit Committee

We have an audit committee of the board of directors, which consists of one member, Mr. Menkes, who is deemed an independent director under NASDAQ Capital Market’s listing standards and Rule 10A-3(b)(1) of the Exchange Act. As an FPI, we are permitted to follow home country practices relating to audit committees. The corporate governance practice in our home country, the British Virgin Islands, does not require that an audit committee have any specific composition. As such, we do not intend to comply with the requirement of the NASDAQ Capital Market to the extent an exemption is available.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed of “independent directors” who are “financially literate” as defined under the NASDAQ Capital Market listing standards. NASDAQ Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we must certify to the NASDAQ Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Mr. Menkes is the sole member of our audit committee and, through experience, he has the requisite financial sophistication and independence required by the NASDAQ Capital Market rules, however, he does not qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Compensation and Nominating Committee

As an FPI, we are permitted to, and will, follow home country corporate governance practices instead of certain requirements of the NASDAQ Capital Market. The corporate governance practice in our home country, the British Virgin Islands, does not require that we have a nominating or compensation committee. As such, we intend to follow our home country governance practice and not have a nominating or compensation committee nor do we intend to have independent director oversight over our executive compensation or director nominations to the extent an exemption is available.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws.

Conflicts of Interest

Under British Virgin Islands law, the directors of a business company owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the company’s best interests. When exercising powers or performing duties as a director, the director shall exercise the care, diligence and skill that a responsible director would exercise in the circumstances taking into account, without limitation the nature of the company; the nature of the decision; and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors shall exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the Companies Act.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the Companies Act. Pursuant to Section 184B of the Companies Act, if a company or director of a company engages in, or proposes to engage in, conduct that contravenes the provisions of the Companies Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the Companies Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the Companies Act a shareholder of a company who manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Accordingly, if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations, he may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us or, in the case of a non-compete obligation, possibly prohibited from referring such opportunity to us. Other than Mr. Alan Menkes, we have been informed by our officers and directors that no such conflicts exist. Mr. Menkes is currently serving as the chief executive officer of Empeiria Acquisition Corp., a blank check company that is quoted on the OTCBB, to which he must present suitable business combination opportunities prior to presenting such opportunities to us.  As of the date hereof, Empeiria has identified a target business and entered into an Agreement and Plan of Merger with respect to a potential business combination (although such business combination has not yet been consummated).

Our officers and directors may become involved with subsequent blank check companies similar to our company; however, other than Mr. Menkes in respect of Empeiria, they will not become involved with another blank check company until signing a definitive agreement or expiration of the period to complete our initial business combination. Potential investors should also be aware of the following other potential conflicts of interest:

●
None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

●
In the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. Other than with respect to Mr. Menkes, as described above, our director, our management has informed us that as of the date hereof no such conflict exists and that they have no pre-existing fiduciary duties to any individual or entity which would conflict with their obligations to us.

●
Our initial shareholder purchased the founder shares prior to our initial public offering and our initial investors and the underwriters (and/or their designees) purchased, as applicable, the investor warrants and the underwriter warrants in transactions that closed immediately prior to the closing of our initial public offering. Our initial shareholder has waived his right to liquidating distributions with respect to the founder shares if we fail to consummate our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement with a target business by June 26, 2013). However, if our initial shareholder, or any of our officers, directors or affiliates acquire public shares in or after our initial public offering, they will be entitled to receive liquidating distributions with respect to such public shares if we fail to consummate our initial business combination within the required time period. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the investor warrants and the underwriter warrants will be used to fund the redemption of our public shares, and the investor warrants and the underwriter warrants will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or salable by our initial shareholder until the earlier of:

●	with respect to 20% of such shares, upon consummation of our initial business combination;
●
with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination;

●
with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination;

●
with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination;

●
with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; and

●
with respect to 100% of such shares, immediately if, following a business combination, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of our board of directors or management team in which the company is the surviving entity. The investor warrants, the underwriter warrants and their component securities will be subject to lockup (i.e. not transferable, assignable or saleable) until 30 days after the consummation of our initial business combination.

●
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

●
Our board may decide to pay to our officers and directors a finder’s fees, consulting fees or other compensation for the introduction to us of a target business (with which we ultimately consummate our initial business combination) or in connection with services such person (or persons) may render for us in connection with the consummation of our initial business combination.

If we are no longer an FPI and no longer subject to the FPI rules, and we hold a shareholder vote to approve our initial business combination, and conduct redemptions pursuant to the proxy rules and not pursuant to a tender offer, we and our initial shareholder, directors, officers or their affiliates may enter into privately negotiated transactions to purchase public shares from shareholders who would otherwise elect to redeem their shares and that a majority of our outstanding shares that are voted vote in favor of the business combination. Purchases will be made only in open market transactions at times when we are not in possession of any material non-public information and may not be made during a restricted period under Regulation M under the Exchange Act.

Although neither we nor our initial shareholder, directors, officers, advisers or their affiliates currently anticipate paying any premium purchase price (over the trust value) for such public shares, the payment of any premium may not be in the best interest of those shareholders not receiving any such premium. In addition, the payment of a premium by us after the consummation of our initial business combination may not be in the best interest of the remaining shareholders who do not redeem their shares, because such shareholders may experience a reduction in book value per share compared to the value received by shareholders that have their shares purchased by us at a premium. Except for the limitations described above on use of trust proceeds released to us prior to consummating our initial business combination, there is no limit on the amount of shares that could be acquired by us or our affiliates, or the price we or they may pay, if we hold a shareholder vote.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial shareholder, officers or directors. Additionally, we are not prohibited from partnering, submitting joint bids, or entering into any similar transaction with our initial shareholder, or an affiliate of our initial shareholder, in the pursuit of an initial business combination. In the event we seek to complete an initial business combination with such a company or we partner with our initial shareholder or an affiliate of our initial shareholder in our pursuit of an initial business combination, we would obtain an opinion from an independent investment banking firm which is a member of FINRA, or an equivalent agency in a foreign jurisdiction, that such an initial business combination is fair to our shareholders from a financial point of view.

In the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholder has agreed to vote any founder shares and any public shares hey purchased in favor of our initial business combination and our officers and directors have also agreed to vote any public shares they purchased in favor of our initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Our memorandum and articles of association provide that, subject to certain limitations, the company shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our memorandum and articles of association. Our memorandum and articles of association also permit us to purchase and maintain insurance on behalf of any officer or director for whom at the request of the Company is or was serving as a director or officer of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the company has or would have had the power to indemnify the person against the liability as provided in the memorandum and articles of association. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

D.            Employees

We currently have 5 executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. We expect they will initially spend approximately 50 hours per month in the aggregate; however, the amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not have and do not intend to have any full time employees prior to the consummation of our initial business combination.

E.             Share ownership

See Item 7 below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report, by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
●	each of our officers, directors and director nominees that beneficially owns ordinary shares; and
●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the investor warrants or the underwriter warrants as these warrants are not exercisable within 60 days of the date of this report.

	Amount and Nature of Beneficial Ownership (1)	Percentage of Outstanding Ordinary shares
Julio Gutierrez	1,333,333	24.9%
AQR Capital Management, LLC (2)	743,070	13.9%
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos (3)	500,300	9.4%
Brian Taylor (4)	426,000	8.0%
Pine River Capital Management L.P. (4)	426,000	8.0%
Pine River Master Fund Ltd. (4)	404,700	7.6%
Polar Securities Inc. (5)	510,200	9.6%
Gustavo Garrido	0	--
Cesar Baez (6)	0	--
Alan Menkes (7)	0	--
Rolando Horman	0	--
Mariana Gutierrez Garcia	0	--
Federico Bertoldo	0	--
Juan Diaz Bortolotti	0	--
John Grabski (8)	0	--
All directors and executive officers as a group (9 individuals)	1,333,333	25.0%

(1)	Unless otherwise indicated, the business address of each of the individuals is located at c/o BGS Acquisition Corp., Olazabal 1150, Cuidad Autonoma de Buenos Aires, Argentina 1428.
(2)
Based on a Schedule 13G filed on March 27, 2012 by AQR Capital Management, LLC (“AQR”).  The 13G indicates AQR serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 12.6% of the total shares indicated to be held by AQR.  AQR holds shared voting and dispositive power over the shares.  The business address of AQR is Two Greenwich Plaza, 3rd Floor, Greenwich, Connecticut 06830.

(3)
Based on a Schedule 13G filed on March 23, 2012 by Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos (collectively the “Bulldog Parties”).  The 13G indicates Mr. Goldstein and Mr. Dakos are principals of Bulldog Investors.  The parties have sole voting power with respect to 402,554 shares, share voting power with respect to 97,746 shares and sole dispositive power with respect to all the shares.  The business address of the Bulldog Parties is 152 West 57th Street, 34th Floor, New York, NY 10019.

(4)
Based on a Schedule 13G filed on April 2, 2012 by Brian Taylor, Pine River Capital Management L.P. (“Pine River Capital Management”) and Pine River Master Fund Ltd. (“Pine River Master Fund”).  The Schedule 13G indicates Mr. Taylor is the sole owner of Pine River Capital Management, LLC, the general partner of Pine River Capital Management.  Mr. Taylor is the director of Pine River Master Fund.  Mr. Taylor and Pine River Capital Management share voting and dispositive control of the with respect to 404,700 shares with Pine River Master Fund and Mr. Taylor and Pine River Capital Management have shared voting and dispositive control over the remaining shares.  The business address for Mr. Taylor, Pine River Capital Management and Pine River Master Fund is 601 Carlson Parkway, Suite 330, Minnetonka, Minnesota 55305.

(5)
Based on a Schedule 13G filed on April 2, 2012 by Polar Securities Inc. (“Polar Securities”) and North Pole Capital Master Fund (“North Pole Fund” and, together with Polar Securities, the “Polar Parties”).  Polar Securities is the investment adviser of North Pole Fund, which is the beneficial owner of the shares.  Paul Sabourin is the Chief Investment Officer of Polar Securities.  Polar Securities may be deemed to be the beneficial owner of the shares held by North Pole Fund as a result of being the investment adviser of North Pole Fund.  Polar Securities and North Pole Fund share voting and dispositive control of the shares.  The business address of the Polar Parties is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario M5H 2Y4, Canada.

(6)	C A Baez Partners LLC, 152 West 57th Street, 34th floor, New York, New York 10019.
(7)	142 W. 57th Street, 12th Floor, New York, New York 10019.
(8)	c/o ClearMomentum, Inc., 5450 Campus Drive, Canandaigua, NY 14418.

Our initial shareholder beneficially owns 25.0% of our issued and outstanding ordinary shares. Because of this ownership block, our initial shareholder may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors, amendments to our memorandum and articles of association and approval of significant corporate transactions other than approval of our initial business combination.

As a result of PrinceRidge electing to not exercise the over-allotment option in connection with the Company’s initial public offering, the Company’s initial shareholder forfeited 200,000 ordinary shares of the Company and as a result, there are 5,333,333 ordinary shares of the Company issued and outstanding as of the date of this filing.

Our initial investors and underwriters purchased an aggregate of 3,266,667 warrants at a price of $0.75 per warrant in two private placements that occurred simultaneously with the closing of our initial public offering. Each investor warrant and underwriter warrant entitles the holder to purchase one ordinary share at $10.00 per share. The purchase price of the investor warrants and the underwriter warrants was added to the proceeds from our initial public offering held in the trust account pending completion of our initial business combination. If we do not complete our initial business combination by June 26, 2013 (or September 26, 2013 if we have entered into a definitive agreement for, but have not yet consummated our initial business combination, with a target business by June 26, 2013), the proceeds of the sale of the investor warrants and the underwriter warrants will be used to fund the redemption of our public shares, and the investor warrants and the underwriter warrants will expire worthless. The investor warrants and the underwriter warrants are subject to the transfer restrictions described below. The investor warrants and the underwriter warrants will not be redeemable by us so long as they are held by our initial investors, the underwriters or their permitted transferees. If the investor warrants or the underwriter warrants are held by holders other than our initial investors, underwriters (and/or their designees) or their permitted transferees, the investor warrants or underwriter warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in our initial public offering. Additionally, for so long as the underwriter warrants are held by the underwriters (and/or their designees), they may not be exercised after the five year anniversary of the effective date of the registration statement relating to our initial public offering. Otherwise, the investor warrants and the underwriter warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in our initial public offering.

Our initial shareholder and other executive officers and directors are deemed to be our “promoters” as such term is defined under the federal securities laws.

Transfers of Founder Shares, Investor Warrants and Underwriter Warrants

The founder shares, investor warrants, underwriter warrants and any ordinary shares and warrants issued upon exercise of the investor warrants or the underwriter warrants are each subject to transfer restrictions pursuant to lockup provisions in the letter agreements entered into by our initial shareholder and holders of our investor warrants and the underwriter warrants with us and the underwriters. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the founder shares, until the earlier of: (a) with respect to 20% of such shares, upon consummation of our initial business combination; (b) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $12.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (c) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $13.50 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (d) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $15.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; (e) with respect to 20% of such shares, when the closing price of our ordinary shares exceeds $17.00 for any 20 trading days within a 30 trading day period following the consummation of our initial business combination; or, with respect to 100% of such shares, immediately if, following a business combination, we engage in a subsequent transaction (1) resulting in our shareholders having the right to exchange their shares for cash or other securities or (2) involving a consolidation, merger or other change in the majority of our board of directors or management team and (ii) in the case of the investor warrants and the underwriter warrants and the respective ordinary shares underlying such warrants, until 30 days after the completion of our initial business combination, except in the case of both (i) and (ii), as applicable, (a) to our officers or directors, any affiliates or family members of any of our officers or directors, our initial shareholder, initial investors or the underwriters (and/or their designees) or any affiliates of our initial shareholder or affiliates of our initial investors or the underwriters (and/or their designees); (b) by gift to a member of one of our initial shareholder’s or initial investor’s immediate family or to a trust, the beneficiary of which is a member of one of our initial shareholder’s or an initial investor’s immediate family, an affiliate of our initial shareholder, an initial investor or to a charitable organization or by the underwriters (and/or their designees) to an affiliate, agent or employee; (c) by virtue of laws of descent and distribution upon death of our initial shareholder, an initial investor or the underwriters (and/or their designees); (d) pursuant to a qualified domestic relations order; (e) in the event of our liquidation prior to our completion of our initial business combination; or (f) in the event of our consummation of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property subsequent to our consummation of our initial business combination; provided, however, in the case of each of clauses (a) through (e), that these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

The underwriter warrants are also subject to certain additional restrictions on transfer as required by FINRA. The underwriter warrants and the ordinary shares underlying the underwriter warrants have been deemed compensation by FINRA and were therefore subject to lock-up for a period of 180 days immediately following the date of effectiveness of our registration statement (ie. until September 16, 2012), subject to certain limited exceptions, pursuant to Rule 5110(g)(1) of the FINRA Manual. Pursuant to such rule, the underwriter warrants may not be sold, transferred, assigned, pledged or hypothecated until September 16, 2012 except to any underwriter or selected dealer participating in our initial public offering and the bona fide officers or partners of the underwriter and any such participating selected dealer. The underwriters have agreed that the underwriter warrants will not be sold or transferred by them (except to certain permitted transferees) until 30 days after we have completed an initial business combination. We have granted the underwriters the registration rights as described below under the section “Registration Rights.”

Registration Rights

The holders of the founder shares, investor warrants and warrants that may be issued upon conversion of working capital loans will have registration rights to require us to register a sale of any of our securities held by them pursuant to a registration rights agreement signed on the effective date of our initial public offering. These shareholders will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these shareholders will have “piggy-back” registration rights to include their securities in other registration statements filed by us. The registration rights agreement also provides to the underwriter and its designees the right to demand one registration at our expense until March 20, 2017 and provide them with “piggy back” registration rights until March 20, 2019. Furthermore, the underwriter purchase option to purchase units grants to the holders demand and “piggy back” rights for five and seven years, respectively, from March 20, 2012 with respect to the securities directly and indirectly issuable upon exercise of the option.

B.  Related Party Transactions

On October 5, 2011, we issued an aggregate of 1,725,000 founder shares to our initial shareholder for an aggregate purchase price of $25,000 in cash, or approximately $0.014 per share. On March 14, 2012, our directors approved a 1.125-for-1 reverse split of our outstanding ordinary shares, reducing the number of outstanding ordinary shares from 1,725,000 to 1,533,333. As our underwriters did not exercise their over-allotment option, our initial shareholder forfeited 200,000 founder shares.

Our initial investors and the underwriters purchased an aggregate of 3,266,667 warrants in two private placement that occurred simultaneously with the closing of our initial public offering. Each investor warrant and underwriter warrant entitles the holder to purchase one ordinary share at $10.00 per share. The investor warrants or underwriter warrants (including the ordinary shares issuable upon exercise of such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of our initial business combination.

If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he has pre-existing fiduciary or contractual obligations, he may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Other than Mr. Alan Menkes, we have been informed by our officers and directors that no such conflicts exist.

BGS Group SA, an affiliate of certain of our officers and directors has agreed, until the earlier of our consummation of our initial business combination and our liquidation, to make available, and at no cost to us, office space and certain office and secretarial services, as we may require from time to time.

Other than reimbursement of any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, no compensation will be paid to our initial shareholder, officers or directors, or to any of their respective affiliates, prior to or in connection with our initial business combination (regardless of the type of transaction).

Our Chairman, Julio Gutierrez loaned and advanced to us an aggregate of $176,760 to cover expenses related to our initial public offering. This loan was paid, without interest, from the proceeds of our initial public offering not placed in the trust account.

In addition, in order to finance transaction costs in connection with an intended initial business combination, Mr. Gutierrez has agreed to loan us up to an aggregate of $500,000 (or a higher amount at his discretion) to fund our working capital needs following the consummation of our initial public offering and before our initial business combination. In the event our initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment, other than the interest on such proceeds that may be released to us for working capital purposes. In the event our initial business combination is consummated, Mr. Gutierrez, at his option, may convert the loans into warrants of the target company at $0.75 per warrant. In accordance with the foregoing, we will enter into an agreement setting forth the terms of the loans with such officers and directors.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

All ongoing and future transactions between us and any member of our management team or his or her respective affiliates will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable to us than are available from unaffiliated third parties. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third party were found to be on terms less favorable to us than with an unaffiliated third party, we would not engage in such transaction.

C.           Interests of experts and counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The units, ordinary shares and warrants of the Company are listed on the Nasdaq Capital Market under the symbols BGSCU, BGSC and BGSCW, respectively.  The ordinary shares and warrants began separate trading on May 18, 2012.  The following table sets forth the highest and lowest quotations of each of the units, ordinary shares and warrants, which represent the average of closing bid and asked prices as derived from The Nasdaq Capital Market:

Units
Referenced period	High	Low
Quarter ended October 31, 2012	9.98	9.80
Quarter ended July 31, 2012	9.89	9.75
Most recent six months
November 2012	9.95	9.94
October 2012	9.95	9.90
September 2012	9.98	9.84
August 2012	9.98	9.80
July 2012	9.84	9.79
June 2012	9.86	9.75

Ordinary Shares
Referenced period	High	Low
Quarter ended October 31, 2012	9.83	9.66
Quarter ended July 31, 2012	13.32	9.65
Most recent six months
November 2012	9.99	9.85
October 2012	9.83	9.82
September 2012	9.80	9.76
August 2012	9.78	9.66
July 2012	9.80	9.65
June 2012	13.32	9.65

Warrants
Referenced period	High	Low
Quarter ended October 31, 2012	0.22	0.16
Quarter ended July 31, 2012	0.25	0.20
Most recent six months
November 2012	0.18	0.18
October 2012	0.18	0.17
September 2012	0.19	0.17
August 2012	0.22	0.16
July 2012	0.25	0.20
June 2012	0.25	0.25

D. Selling Shareholders

Not applicable.

 E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Our memorandum and articles of association authorize the issuance of an unlimited amount of both ordinary shares of no par value and preferred shares of no par value. We may issue a substantial number of additional ordinary or preferred shares to complete our initial business combination or pursuant to any employee incentive plan we may implement after consummation of our initial business combination.  As of July 31, 2012, there were 5,333,333 ordinary shares (including 3,431,943 shares subject to possible redemption) and no preferred shares outstanding.  There were also 7,266,667 warrants outstanding, each to purchase one ordinary share. In addition, there was one unit purchase option outstanding to purchase 340,000 units (comprised of one ordinary share and one warrant) at an exercise price of $15.00 per unit.

B. Memorandum and Articles of Association

The description of our memorandum and articles of association is contained in our Registration Statement on Form F-1, as amended (File No. 333-178780 ), filed with the Securities and Exchange Commission, which is incorporated herein by reference.  A copy of our amended and restated memorandum and articles of association is filed as Exhibit 3.1 with our Form 6-K filed on March 26, 2012.

 C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F which are incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its securityholders.

E. Taxation

British Virgin Islands Taxation

The Government of the British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its securityholders (who are not tax resident in the British Virgin Islands).

The company, and all distributions, interest and other amounts paid by the company to persons who are not tax resident in the British Virgin Islands, will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its securityholders.

 United States Federal Income Taxation

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5 percent or more of our voting shares;
●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
●	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the descriptions herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Allocation of Purchase Price and Characterization of a Unit

There is no authority that addresses the U.S. federal income tax treatment of our units. Therefore, the allocation of the purchase price between the ordinary share and the warrant to acquire one ordinary share that makes up each unit is uncertain. However, in the case of investment units consisting of one debt instrument and one warrant or other equity security, the tax law requires the holder of such investment unit to allocate its purchase price based on the relevant fair market value of each component of such investment unit. By analogy to the tax law applicable to debt instrument investment units, each unit should be treated for U.S. federal income tax purposes as consisting of one ordinary share and one warrant to acquire one ordinary share. Based on this analogy, for U.S. federal income tax purposes, each holder of a unit must allocate the purchase price of a unit between the ordinary share and the warrant that comprise the unit based on the relative fair market value of each at the time of purchase. The price allocated to each ordinary share and the warrant is the holder’s tax basis in such share or warrant, as the case may be.

The foregoing treatment of our ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each holder is advised to consult its own tax adviser regarding the risks associated with an investment in a unit (including alternative characterizations of a unit) and regarding an allocation of the purchase price between the ordinary share and the warrant that comprise a unit. The balance of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

Certain U.S. Holders may be required to file an IRS Form 926 (Return of a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax adviser regarding this reporting obligation.

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as dividends the amount of any cash distribution paid on our ordinary shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and such corporate U.S. Holder will not be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations. Such distribution in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders, under tax law currently in effect, for taxable years beginning before January 1, 2013, dividends will be taxed at the lower applicable long-term capital gains rate (see “Taxation on the Disposition of Ordinary Shares and Warrants” below) only if our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their own tax advisers regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares. For taxable years beginning after January 1, 2013, the regular U.S. federal income tax rate applicable to dividends currently is scheduled to return to the regular U.S. federal income tax rate applicable to ordinary income.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. Holders of such ordinary shares as described under “Taxation of Distributions Paid on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which would include a redemption of warrants or ordinary shares, as discussed below, and including as a result of a dissolution and liquidation in the event we do not consummate an initial business combination within the required time), and subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary share acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders is the same as the regular U.S. federal income tax rate on ordinary income, except that under tax law currently in effect long-term capital gains recognized by non-corporate U.S. Holders are subject to U.S. federal income tax at a lower rate.  Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. It is unclear whether the redemption rights with respect to the ordinary shares may prevent a U.S. Holder from satisfying the applicable holding period requirements for this purpose. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. Holder’s particular facts and circumstances. Among such limitations is the deduction for losses upon a taxable disposition by a U.S. Holder of a warrant (whether or not held as part of a unit) if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such U.S. Holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical shares or securities. U.S. Holders who recognize losses with respect to a disposition of our ordinary shares or warrants should consult their own tax advisers regarding the tax treatment of such losses.

Redemption of Ordinary Shares

Subject to the PFIC rules described below, if a U.S. Holder redeems ordinary shares for the right to receive cash pursuant to the exercise of a shareholder redemption right or if we purchase a U.S. Holder’s ordinary shares in an open market transaction, for U.S. federal income tax purposes, such redemption will be subject to the following rules. If the redemption qualifies as a sale of the ordinary shares under Section 302 of the Code, the tax treatment of such redemption will be as described under “Taxation on the Disposition of Ordinary Shares and Warrants” above. If the redemption does not qualify as a sale of ordinary shares under Section 302 of the Code, a U.S. Holder will be treated as receiving a distribution with the tax consequences described below. Whether redemption of our shares qualifies for sale treatment will depend largely on the total number of our ordinary shares treated as held by such U.S. Holder (including any shares constructively owned as a result of, among other things, owning warrants). The redemption of ordinary shares will be treated as a sale or exchange of the ordinary shares (rather than as a distribution) if the receipt of cash upon the redemption (i) is “substantially disproportionate” with respect to a U.S. Holder, (ii) results in a “complete termination” of such holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to such holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only our ordinary shares actually owned by such holder, but also our ordinary shares that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to our ordinary shares owned directly, ordinary shares owned by related individuals and entities in which such holder has an interest or that have an interest in such holder, as well as any ordinary shares such holder has a right to acquire by exercise of an option, which would include ordinary shares which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of our ordinary shares must, among other requirements, be less than 80% of the percentage of our outstanding voting and ordinary shares actually and constructively owned by such holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our ordinary shares actually and constructively owned by such U.S. Holder are redeemed or (ii) all of our ordinary shares actually owned by such U.S. Holder are redeemed and such holder is eligible to waive, and effectively waives, in accordance with specific rules, the attribution of shares owned by family members and such holder does not constructively own any other shares. The redemption of the ordinary shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of a U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their own tax advisers as to the tax consequences of an exercise of the redemption right.

If none of the foregoing tests are satisfied, then the redemption will be treated as a distribution and the tax effects will be as described under “Taxation of Distributions Paid on Ordinary Shares,” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its own tax advisers as to the allocation of any remaining basis.

U.S. Holders who actually or constructively own one percent or more of our shares (by vote or value) may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult with their own tax advisers with respect to their reporting requirements.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary share would begin on the day after the date of exercise of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the ordinary shares received would equal the holder’s basis in the warrant. If the cashless exercise were treated as not being a gain realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrant. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the ordinary shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of the fair market value of the ordinary shares represented by the warrants deemed surrendered and the U.S. Holder’s tax basis in the warrants exercised. A U.S. Holder’s holding period for the ordinary shares would commence on the date following the date of exercise of the warrant. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisers regarding the tax consequences of a cashless exercise.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisers regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. tax purposes if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we will likely meet the PFIC asset or income test for our initial taxable year ending July 31, 2012. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.  It is unclear how the start-up exception applies to corporations such as ours that have not earned any gross income since inception.  Nevertheless, assuming our initial taxable year ending July 31, 2012 is treated as our start-up year for purposes of this exception, then unless we complete our initial business combination in our taxable year ending July 31, 2013 and are not treated as a PFIC for either of our taxable years ending July 31, 2013 or July 31, 2014, we will be treated as a PFIC since our formation.  After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for any taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such holder will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and
●
any “excess distribution” made to the U.S. Holder (defined as any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

●
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

If we are determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants to acquire our ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in us and for which we are determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders would be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisers regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisers concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its ordinary shares will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holders gain on the sale or other disposition of our ordinary shares and warrants.

Backup Withholding and Information Reporting

Information reporting for U.S. federal income tax purposes will apply to distributions made on our ordinary shares within the United States to a U.S. Holder, subject to certain exceptions, and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, will apply to dividends paid on our ordinary shares to a U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a U.S. Holder, in each case who:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or
●	fails to comply with applicable certification requirements.

A Non-U.S. Holder will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

We will withhold all taxes required to be withheld by law from any amounts otherwise payable to any holder of our ordinary shares or securities, including tax withholding required by the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the requisite information is timely furnished to the IRS. Holders are urged to consult their own tax advisers regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Pursuant to U.S. federal legislation and administrative guidance, U.S. federal withholding tax at a 30% rate will apply to payments of dividends after December 31, 2013 and gross proceeds from sales of our securities after December 31, 2016 paid to foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of certain U.S. persons and U.S. owned foreign entities with accounts at the institution (or the institution’s affiliates) and to annually report certain information about such accounts. The withholding tax also will apply to payments of dividends and gross proceeds of sales to certain foreign entities that do not disclose the name, address and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners).  Thus, if a shareholder holds our shares through a foreign financial institution or foreign corporation or trust, dividends and gross proceeds of sales made after the applicable dates may be subject to a 30% withholding tax.  Shareholders that are not U.S. persons may be subject to withholding tax on our dividends under current law.  Non-U.S. Holders should consult their tax advisers regarding the possible implications of this legislation on their investment in our securities.

F. Dividends and Paying Agents

The Company has no current plans to pay dividends.  The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov .

I. Subsidiary Information

Not applicable.

 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The net proceeds of our initial public offering, including amounts in the trust account, may be invested in either U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, and that invest solely in U.S. Treasuries.  Due to the short-term nature of these investments, we do not believe we have a material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders have not been materially changed.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of July 31, 2012.  Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management’s annual report on internal control over financial reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Company has made no changes to its internal controls over financial reporting that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to the rules of the Nasdaq Capital Market, the committee is required to have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The audit committee will at all times be composed of “independent directors” who are “financially literate” as defined under the NASDAQ Capital Market listing standards. NASDAQ Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we must certify to the NASDAQ Capital Market that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Mr. Menkes is the sole member of our audit committee and, through experience, he has the requisite financial sophistication and independence required by the NASDAQ Capital Market rules, however, he does not qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since August 9, 2011 (date of incorporation), the Company’s principal independent registered public accounting firm has been Rothstein Kass.

The following table represents the aggregate fees for service rendered by Rothstein Kass for the period from August 9, 2012 (date of incorporation) to July 31, 2012.

	July 31, 2012
Audit Fees	$57,500	(1)
Audit-Related Fees	18,000
Tax Fees	-
All Other Fees	-
Total fees	$75,500

(1) Includes audit fees of $40,000 in connection with the Company’s initial public offering in March 2012.

Consistent with SEC policies and guidelines regarding audit independence, the Audit Committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal independent accounting firm on a case-by-case basis. Our Audit Committee has established a policy regarding approval of all audit and permissible non-audit services provided by our principal independent accountants. Our Audit Committee pre-approves these services by category and service. Our Audit Committee has preapproved all of the services provided by our principal independent accountants in 2012.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

As a FPI, we are permitted to, and we will, follow home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules, which in general require listed companies to have, among other things, a majority of independent directors on the board of directors, a nominating committee consisting solely of independent directors and a formal director nomination process. The corporate governance practice in our home country, the British Virgin Islands, does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the process for nominating directors or in the determination of executive compensation. We currently intend to rely upon the relevant home country exemptions in lieu of Nasdaq requirements with respect to the nominating committee or nomination process, majority independence of our board of directors, the number of independent directors on the audit committee and involvement of independent directors in the determination of executive compensation. In addition, although NASDAQ Marketplace Rules require, in certain circumstances, shareholder approval with respect to the issuance of ordinary shares representing more than 20% of our issued and outstanding ordinary shares, we intend to follow home country corporate governance practices with respect to this requirement and certain other dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection than is accorded to investors under the Nasdaq Marketplace Rules applicable to domestic issuers.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Memorandum and Articles of Association(1)
1.2	Amended and Restated Memorandum and Articles of Association(2)
4.1	Underwriting Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and The PrinceRidge Group LLC, as representative of the underwriters (3)
4.2	Warrant Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company (4)
4.3	Promissory Note, dated September 21, 2011, issued to Julio Gutierrez(5)
4.4	Letter Agreement, dated as March 20, 2012, among the Company, BGS Acquisition Corp. and each of the directors and officers of the Registrant(6)
4.5	Investment Management Trust Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company (7)
4.6	Registration Rights Agreement, dated March 20, 2012, by and among BGS Acquisition Corp. and the securityholders named therein (8)
4.7	Securities Purchase Agreement, dated as of October 5, 2011, between the Registrant and Julio Gutierrez(9)
4.8	Second Amended and Restated Warrant Purchase Agreement among the Registrant and Initial Investors(10)
4.9	Form of Indemnity Agreement(11)
4.10	Loan Agreement between Registrant and Julio Gutierrez
4.11	Form of Unit Purchase Option dated March 20, 2012 granted to the underwriters (10)
4.12	Warrant Purchase Agreement, dated March 20, 2012, by and among BGS Acquisition Corp. and the parties named therein (12)
11	Code of Ethics(13)
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Financial Statements for the period ending July 31, 2012
101	Interactive Data File

(1)	Incorporated by reference to Exhibit 3.1 of the registrant’s Form F-1 filed on December 28, 2011.
(2)	Incorporated by reference to Exhibit 3.1 of the registrant’s current report on Form 6-K filed on March 26, 2012.
(3)	Incorporated by reference to Exhibit 1.1 to the registrant’s current report on Form 6-K filed on March 26, 2012.
(4)	Incorporated by reference to Exhibit 4.1 of the registrant’s current report on Form 6-K filed on March 26, 2012.
(5)	Incorporated by reference to Exhibit 10.1 of the registrant’s Form F-1 filed on December 28, 2011.
(6)	Incorporated by reference to Exhibit 10.3 of the registrant’s current report on Form 6-K filed on March 26, 2012.
(7)	Incorporated by reference to Exhibit 10.1 of the registrant’s current report on Form 6-K filed on March 26, 2012.
(8)	Incorporated by reference to Exhibit 10.2 of the registrant’s current report on Form 6-K filed on March 26, 2012.
(9)	Incorporated by reference to Exhibit 10.5 of the registrant’s Form F-1 filed on December 28, 2011.
(10)	Incorporated by reference to Exhibit 10.6 of the registrant’s Form F-1 filed on March 14, 2012.
(11)	Incorporated by reference to Exhibit 10.7 of the registrant’s Form F-1 filed on February 2, 2012.
(12)	Incorporated by reference to Exhibit 10.4 of the registrant’s current report on Form 6-K filed on March 26, 2012.
(13)	Incorporated by reference to Exhibit 14 of the registrant’s Form F-1 filed on December 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

BGS ACQUISITION CORP.

December 14, 2012	By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer