Form 20-F/A
period 2012-07-31
BGS Acquisition Corp.
filed 2013-11-15
CIK 1532700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the period ended July 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission File Number: 001-35457

BGS ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands Company
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Olazbal 1150
Cuidad Autonoma de Buenos Aires
Argentina 1428
+005411-4-786-8600

 (Address of Principal Executive Offices)

Cesar Baez
6342 North Bay Road
Miami Beach, FL 33141
(305) 866-1102
baez@bgsc.us

 (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one Warrant	The NASDAQ Stock Market LLC
Ordinary Shares, no par value per share	The NASDAQ Stock Market LLC
Warrants to purchase Ordinary Shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,333,333 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ¨☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

BGS ACQUISITION CORP.

TABLE OF CONTENTS

		Page
Explanatory Note		1

Cautionary Note Regarding Forward-Looking Statements		2

PART I

Item 5.	Operating and Financial Review and Prospects	4
Item 8.	Financial Information	8

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	8
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	8

PART III

Item 17.	Financial Statements	8
Item 18.	Financial Statements	8
Item 19.	Exhibits	9

EXPLANATORY NOTE

BGS Acquisition Corp. (“we,” “us,” “our” or the “Company”) is filing this Amendment No. 1 (this “Amendment”) to Annual Report on Form 20-F/A for the period ended July 31, 2012 (as amended, this “Annual Report”) to amend and restate its Annual Report originally filed on December 14, 2012 (as originally filed, the “Original Filing”). This Amendment is being filed to (i) amend and restate the disclosure in “Item 5. Operating and Financial Review and Prospects” and (ii) amend and restate the financial statements and footnotes in “Item 18. Financial Statements.” In addition, as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment.

This Amendment restates our financial statements for the period from August 9, 2011 (date of incorporation) to July 31, 2012 (as originally filed, the “Prior Financial Statements” and as restated, the “Restated Financial Statements”) to correct the accounting for our outstanding warrants. The warrants were issued as part of the units (consisting of one ordinary share and one warrant to purchase an ordinary share) in the Company sold in connection with the Company’s initial public offering, which was completed March 26, 2012.  The warrants contain a cash settlement provision (the “Cash Settlement Provision”), as provided in that certain warrant agreement (the “Warrant Agreement”), dated as of March 20, 2012, by and between the Company and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, in the event of a Fundamental Transaction (as defined in the Warrant Agreement), after the initial Business Combination (as defined in the Warrant Agreement), which requires liability treatment in accordance with Accounting Standards Codification (“ASC”) Section 815-40-15-2.  As a result of this provision, the Company has determined that it will reflect in the Restated Financial Statements, and will reflect in any future financial statements, the warrants as a derivative liability with changes in the fair value recorded in the current period earnings.

The Restated Financial Statements reflect the reclassification of the warrants from equity to a liability in an amount equal to the fair value of the warrants at the date of the initial public offering and at the end of each period covered by the Restated Financial Statements. The adjustment is a non-cash adjustment, will have no impact on the Company’s cash flows and will not affect previously reported amounts of cash provided by (used in) operating activities, investment activities and financing activities.

This Amendment amends and restates certain sections of the Original Filing. Except for the information described above, this Amendment does not reflect events occurring after the filing of the Original Filing (except as provided in Footnote 12. Subsequent Events of the Restated Financial Statements, which has been updated by this Amendment) and unless otherwise stated herein, the information contained in the Amendment is current only as of the time of the Original Filing. Except as described above, no other changes have been made to the Original Filing. Accordingly, the Amendment should be read in conjunction with the Company’s filings made with the Securities and Exchange Commission (the “SEC”) subsequent to the filing of the Original Filing. The sections of the Original Filing affected by this Amendment should no longer be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. The statements contained in this Annual Report that are not purely historical or relate to facts or conditions present as of the date of this report are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Annual Report may include, for example, statements about:

•	our status as a development stage company;

•	the reduction of the proceeds held in the trust account due to third party claims;

•	our pool of prospective target businesses;

•	our selection of a prospective target business or asset;

•	our issuance of our capital shares or incurrence of debt to complete a business combination;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•
our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	potential current or future affiliations of our officers and directors with competing businesses;

•	our potential ability to obtain additional financing to complete our initial business combination;

•	the ability of our directors and affiliates to control or influence the outcome of matters requiring shareholder approval due to their substantial interest in us;

•
failure to maintain the listing or the delisting of our securities from the NASDAQ Capital Market or an inability to have our securities listed on the NASDAQ Capital Market following a business combination;

•	our public securities’ potential liquidity and trading;

•	the adverse effect the outstanding warrants may have on the market price of our ordinary shares;

•	the adverse effect on the market price of our ordinary shares due to the existence of registration rights with respect to the securities owned by our directors and affiliates;

•	the lack of a market for our securities;

•	our being deemed an investment company;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	our dependence on a single company after our business combination;

•	licensing, permitting and other regulatory risks;

•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•	foreign currency fluctuations and overall political risk in foreign jurisdictions;

•	our operating and capital expenditures;

•	our competitive position; and

•	expected results of operations and/or financial position.

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

Foreign Private Issuer Status

As a foreign private issuer, the Company is exempt from certain provisions applicable to U.S. reporting companies including (i) the filing with the SEC of quarterly reports on Form 10-Q, Current Reports on Form 8-K and proxy statements; (ii) provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and (iii) provisions of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions.

As a foreign private issuer, the Company is also permitted to follow home country corporate governance practices instead of certain corporate governance rules of the NASDAQ Capital Market. The corporate governance practice in the Company’s home country, the British Virgin Islands, does not require the implementation of various NASDAQ Capital Market corporate governance rules. Accordingly, the Company intends to rely on its home country corporate governance practice including, among other things, the composition and responsibilities of its board of directors and board committees (including the audit, compensation and nominating committees), the participation of independent directors in the determination of executive compensation and the nomination of directors, the requirement of annual meetings of shareholders, the review and oversight of related-party transactions, scheduling of executive sessions, the availability and content of a code of conduct, the number of shareholders representing a quorum at shareholders’ meetings and any other home country practice that would be permitted by the NASDAQ Capital Market under its rules from time to time. Furthermore, the Company intends to follow home country practice instead of Rule 5635 of the NASDAQ Capital Market, which requires shareholder approval for certain issuances of securities, including acquisitions of stock or assets of third parties resulting in the issuance of 20% or more of an issuer’s outstanding shares, issuances resulting in a change of control of an issuer and certain equity compensation plans.

Item 5.   Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with our Restated Financial Statements, together with the notes to those statements, included elsewhere in this Annual Report. Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events.

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

The issuance of additional shares in our initial business combination:

•	may significantly dilute the equity interest of existing investors;

•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;

•
could cause a change in control if a substantial number of ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•	may adversely affect prevailing market prices for our ordinary shares and/or warrants.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•	our inability to pay dividends on our ordinary shares;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

A. Operating Results

Through July 31, 2012, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business combination. As of July 31, 2012, $40,600,000 was held in the trust account (including $800,000 of deferred corporate finance fees) and we had cash outside of the trust account of $26,631 and $15,348 due from an affiliate for advances made to such affiliate to pay Company expenses.  All of the interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements, but given the current interest rates, it is doubtful we will earn a significant amount of interest. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate a target for, conduct due diligence, structure, negotiate and close our initial business combination. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.  Our Chairman and initial shareholder, Julio Gutierrez, has agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs prior to our initial business combination.

For the period from August 9, 2011 (date of incorporation) to July 31, 2012, we had net income attributable to ordinary shareholders of $3,815,498, due to a change in fair value of warrant liability of $3,996,667 offset by loss from operations of $181,169.  Until we consummate an initial business combination, we will not have operating revenues.

B. Liquidity and Capital Resources

As of July 31, 2012, we had $26,631 in a bank account and $15,348 due from an affiliate for advances made to such affiliate to pay Company expenses.

Our initial public offering and private placement of warrants to certain investors and our underwriters provided us with $200,000 of working capital after transferring $40,600,000 into the trust account. For the period from August 9, 2011 (date of incorporation) through July 31, 2012, we used cash of $188,769 in operating activities, together with a loss from operations for the period of $181,169. We started with no cash as of August 9, 2011. We ended the period at July 31, 2012 with a cash balance of $26,631.

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

On March 20, 2012, the Company entered into an agreement with its Chairman and initial shareholder, Julio Gutierrez, pursuant to which Mr. Gutierrez agreed to loan the Company up to an aggregate of $500,000 (or a higher amount at his discretion) to fund the Company’s working capital needs prior to its initial business combination.  Over this time period, we will use these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, reviewing corporate, title, environmental, financial documents and material agreements regarding prospective target businesses, audit fees and structuring, negotiating and consummating the business combination. These loans may be convertible into warrants of the post business combination entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the insider warrants. Such loans will not have a claim against the trust account and will not reduce the per-share redemption price below $10.15. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements.

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

We do not believe we will need to raise additional funds prior to consummating our initial business combination in order to meet the expenditures required for operating our business. However, if our estimates of the costs of undertaking in-depth due diligence and negotiating our initial business combination are less than the actual amount necessary to do so, or the amount of interest (net of taxes payable) available to us from the trust account is less than anticipated, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business combination. In the current economic environment, it has become especially difficult to obtain acquisition financing. Following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

We treat the outstanding warrants as a liability due to the cash settlement provisions provided in the Warrant Agreement.  ASC 815-40-55-2 indicates that an event that causes a change of control of an issuer is not within the issuer's control and, therefore, a contract that requires net cash settlement upon a change in control must be classified as an asset or liability. Management cannot accurately estimate what the cash settlement will be, or if an initial business combination will take place, but the expense and cash payment may be material.

C. Research and Development, Patents and Licenses, etc.

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

In the event that we consummate an initial business combination, we would owe to C&Co/PrinceRidge LLC (“PrinceRidge”), the underwriter of our initial public offering, a deferred corporate transaction fee equal to 2% of the value of our initial public offering, or $800,000, that is related to our underwriting agreement with PrinceRidge.

G. Safe Harbor

See above – “Cautionary Note Regarding Forward-Looking Statements.”

Item 8.    Financial Information

A. Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant Changes

Not applicable

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

The rights of security holders have not been materially changed.

Item 17. Financial Statements

Please see “Item 18. Financial Statements.”

Item 18. Financial Statements

The financial statements of the Company are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

Item 19. Exhibits

Exhibit Number	Description
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Financial Statements for the period ending July 31, 2012.

101	Interactive Data File.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BGS ACQUISITION CORP.

Dated: November 14, 2013	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer